                                                Filed pursuant to rule 424(b)(5)
                                            Registration Statement No. 333-64224

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 20, 2001)

[ADELPHIA COMMUNICATIONS CORPORATION LOGO]

                               40,000,000 SHARES

                      ADELPHIA COMMUNICATIONS CORPORATION
                              CLASS A COMMON STOCK
                               ------------------

     Our Class A common stock is quoted on the Nasdaq National Market under the symbol "ADLAC". The last reported sale price of our Class A common stock on January 15, 2002 was $27.25 per share.

     Our common stock also includes Class B common stock. The rights of holders of our Class A common stock and Class B common stock differ with respect to certain aspects of dividends, liquidations and voting. Our Class A common stock has certain preferential rights with respect to cash dividends and distributions upon the liquidation of Adelphia. Holders of our Class B common stock are entitled to greater voting rights than the holders of our Class A common stock; however, the holders of Class A common stock, voting as a separate class, are entitled to elect one of our directors.

     SEE "RISK FACTORS" BEGINNING ON PAGE S-6 AND PAGE 3 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR CLASS A COMMON STOCK.
                               ------------------

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.
                               ------------------

                                                                  PER SHARE        TOTAL
                                                                  ---------        -----
    Initial price to public                                        $25.50      $1,020,000,000
    Underwriting discount(1)                                       $ 0.30      $   12,000,000
    Proceeds, before expenses, to Adelphia                         $25.20      $1,008,000,000

---------------

(1) In addition, the underwriter may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

     To the extent that the underwriter sells more than 40,000,000 shares of our Class A common stock, the underwriter has the option to purchase up to an additional 6,000,000 shares from Adelphia at the initial price to public less the underwriting discount.
                               ------------------

     The underwriter expects to deliver the shares against payment in New York, New York on January 22, 2002.
                               ------------------

                              SALOMON SMITH BARNEY
January 15, 2002

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                               Page
                                                               ----
Prospectus Supplement Summary...............................    S-2
Risk Factors................................................    S-6
Use of Proceeds.............................................   S-16
Capitalization..............................................   S-17
Price Range of Adelphia's Common Equity and Dividend
  Policy....................................................   S-18
Dilution....................................................   S-19
Description of Capital Stock................................   S-20
Certain United States Tax Consequences to Non-United States
  Holders...................................................   S-20
Underwriting................................................   S-23
DECS(SM) Offering...........................................   S-25
Where You Can Find More Information.........................   S-26
Legal Matters...............................................   S-27
Experts.....................................................   S-27

                            PROSPECTUS
Adelphia....................................................      2
Risk Factors................................................      3
Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends...........................................     15
Dilution....................................................     16
Use of Proceeds.............................................     16
Description of Debt Securities..............................     17
Description of Capital Stock................................     27
Description of Warrants.....................................     31
Description of Depositary Shares............................     36
Description of Guarantees...................................     38
Plan of Distribution........................................     40
Where You Can Find More Information.........................     42
Legal Matters...............................................     43
Experts.....................................................     43

------------------
DECS(SM) is a registered service mark of Salomon Smith Barney Inc.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary may not contain all the information that may be important to you. You should read this entire prospectus supplement and the entire attached prospectus and those documents incorporated by reference into this document, including the risk factors, financial data and related notes, before making an investment decision. When we use the term Adelphia Parent Company in this prospectus supplement, we are referring only to the parent holding company entity, Adelphia Communications Corporation, and not to its subsidiaries.

                            ADELPHIA COMMUNICATIONS

     Adelphia is the sixth largest operator of cable television systems in the United States. Our operations primarily consist of providing telecommunications services over our broadband network, which serves to transmit large amounts of video, data and voice by way of analog or digital signals. We offer traditional analog cable television services along with digital television and, in an increasing number of our systems, an array of advanced products including high-speed Internet access, interactive video programming and video-on-demand. We also offer telephony services to business customers in several of our systems and are currently exploring opportunities to offer telephony services to residential customers. John J. Rigas, the Chairman, President, Chief Executive Officer and founder of Adelphia, has owned and operated cable television systems since 1952.

     Our cable television systems pass in front of approximately 9.5 million homes and serve approximately 5.8 million basic subscribers as of September 30, 2001, after giving effect to a cable systems acquisition in December 2001. Our core cable systems are organized into six strategic clusters: Los Angeles, PONY (Western Pennsylvania, Ohio and New York), New England, Florida, Virginia and Colorado Springs. Approximately 87% of our basic subscribers are located in our six core clusters with approximately 43% of our basic subscribers located in the Los Angeles and PONY clusters.

RECENT DEVELOPMENTS

  JANUARY 2002 DECS OFFERING

     On January 15, 2002, we entered into an agreement to sell and on January 22, 2002 expect to consummate an offering of 20,000,000 shares of 7.5% Series F mandatory convertible preferred stock, which we refer to as DECS. Net proceeds from this offering, after deducting offering expenses, are estimated to be approximately $484.5 million. In this prospectus supplement we will refer to this offering as the January 2002 DECS Offering. The net proceeds are expected to be used to repay borrowings under subsidiary credit agreements, all of which, subject to compliance with the terms and maturities of the revolving credit facilities, may be reborrowed and used for general corporate purposes, including acquisitions, capital expenditures and investments. The January 2002 DECS Offering and this Offering are independent offerings and are not conditioned on each other. No requirement exists that we sell the DECS in order to sell the Class A common stock in this Offering.

  JANUARY 2002 SPIN-OFF OF ADELPHIA BUSINESS SOLUTIONS

     On January 11, 2002, we completed the previously announced distribution to our common stockholders of all of the common stock which we had owned of Adelphia Business Solutions, Inc., a provider of facilities-based integrated communications services.

  NOVEMBER 2001 COMMON STOCK OFFERING

     On November 15, 2001, we sold 30,000,000 shares of our Class A common stock. Net proceeds from this common stock offering, after deducting offering expenses, were approximately $615.7 million. In this prospectus supplement we will refer to this offering as the November 2001 Common Stock Offering. The net proceeds were used to repay borrowings under subsidiary credit agreements, all of which, subject to compliance with the terms and maturities of the revolving credit facilities, may be reborrowed and used for general corporate purposes, including acquisitions, capital expenditures and investments.

  NOVEMBER 2001 PREFERRED STOCK OFFERING

     On November 15, 2001, and in a related transaction on November 20, 2001, we sold 13,800,000 shares of 7.5% Series E mandatory convertible preferred stock. Net proceeds from this offering, after deducting offering expenses, were approximately $334.1 million. In this prospectus supplement we will refer to this offering as the November 2001 Preferred Stock Offering. The net proceeds were used to repay borrowings under subsidiary credit agreements, all of which, subject to compliance with the terms of and maturities of the revolving credit facilities, may be reborrowed and used for general corporate purposes, including acquisitions, capital expenditures and investments.

  NOVEMBER 2001 RIGAS COMMON STOCK DIRECT PLACEMENT

     On November 9, 2001, we entered into a stock purchase agreement with Highland 2000, L.P., an entity controlled by members of the family of John J. Rigas, under which Highland 2000 agreed to purchase 7,500,000 shares of Adelphia Class B common stock. In this prospectus supplement we will refer to this stock purchase as the November 2001 Rigas Common Stock Direct Placement. The November 2001 Rigas Common Stock Direct Placement provides for a per share price equal to the public offering price less the underwriting discount in the November 2001 Common Stock Offering, plus an interest factor. Closing on the November 2001 Rigas Common Stock Direct Placement will occur within 270 days of the closing of the November 2001 Common Stock Offering, and is subject to customary closing conditions.

  NOVEMBER 2001 RIGAS PREFERRED STOCK DIRECT PLACEMENT

     On November 9, 2001, we entered into a stock purchase agreement with Highland 2000, L.P., an entity controlled by members of the family of John J. Rigas under which Highland 2000 agreed to purchase 2,000,000 shares of 7.5% Series E mandatory convertible preferred stock. In this prospectus supplement we will refer to this preferred stock purchase as the November 2001 Rigas Preferred Stock Direct Placement. The November 2001 Rigas Preferred Stock Direct Placement provides for a per share price equal to the public offering price less the underwriting discount in the November 2001 Preferred Stock Offering, plus an interest factor. Closing on the November 2001 Rigas Preferred Stock Direct Placement will occur within 270 days of the closing of the November 2001 Preferred Stock Offering, and is subject to customary closing conditions.

  OCTOBER 2001 SENIOR NOTES OFFERING

     On October 25, 2001, we issued $500.0 million of our 10 1/4% Senior Notes due 2006. The net proceeds, after deducting offering expenses and original issue discount, were approximately $485.3 million. We used the net proceeds from this offering to repay borrowings under subsidiary credit facilities. The terms of the notes are substantially similar to those of our existing publicly held senior debt.

  APRIL 2001 RIGAS NOTES DIRECT PLACEMENT

     On April 19, 2001, we entered into a note purchase agreement with Highland 2000, L.P., an entity controlled by members of the family of John J. Rigas, under which Highland 2000 agreed to purchase $400.0 million aggregate principal amount of our 3.25% convertible subordinated notes due 2021. In this prospectus supplement we will refer to this note purchase as the April 2001 Rigas Notes Direct Placement. The April 2001 Rigas Notes Direct Placement is to be at a price per note equal to the public offering price less the underwriting discount in our offering of 3.25% convertible subordinated notes due 2021, which closed on April 25, 2001, plus an interest factor. In this prospectus supplement we will refer to that public offering as the April 2001 Convertible Subordinated Notes Offering. The economic terms of those notes will be substantially similar to the terms of the notes sold in the April 2001 Convertible Subordinated Notes Offering, except that those convertible subordinated notes are convertible into shares of Adelphia Class B common stock. Closing on the April 2001 Rigas Notes Direct Placement is to occur within 270 days from

April 25, 2001, and is subject to customary closing conditions. These conditions include a typical "force majeure" clause permitting Highland 2000 to terminate the note purchase agreement if specified events occurred prior to closing. Among the specified events are the suspension of trading in securities generally on the New York Stock Exchange or the Nasdaq National Market and the outbreak or escalation of hostilities, declaration by the United States of a national emergency or war or other calamity or crisis the effect of which on financial markets is such as to make it, in the reasonable judgment of Highland 2000, materially impracticable to proceed with the purchase. Highland 2000 has not waived any right that it may have to terminate this note purchase agreement due to the events of September 11, 2001 and their aftermath. However, Highland 2000 has informed Adelphia that Highland 2000 anticipates proceeding with the purchase by the scheduled closing date.

  PONY CLUSTER ACQUISITION

     On December 17, 2001, we closed our previously announced acquisition of cable television systems from AT&T Corp. which added approximately 116,000 basic subscribers to our PONY cluster for a purchase price, subject to closing adjustments, of approximately $308.0 million consisting of 2,624,301 shares of Adelphia Class A common stock and approximately $235.0 million in cash.

  JANUARY 2001 RIGAS COMMON STOCK DIRECT PLACEMENT

     On January 17, 2001, we entered into a stock purchase agreement with Highland 2000, L.P., an entity controlled by members of the family of John J. Rigas, under which Highland 2000 agreed to purchase 5,819,367 shares of Adelphia Class B common stock. In this prospectus supplement we will refer to this stock purchase as the January 2001 Rigas Common Stock Direct Placement. On October 22, 2001, we closed on the January 2001 Rigas Common Stock Direct Placement. We used the proceeds of approximately $259.9 million to repay subsidiary bank debt, which may be reborrowed and used for general corporate purposes.

  JANUARY 2001 RIGAS NOTES DIRECT PLACEMENT

     On January 17, 2001, we entered into a note purchase agreement with Highland 2000, L.P., an entity controlled by members of the family of John J. Rigas, under which Highland 2000 agreed to purchase $167.4 million aggregate principal amount of our 6% convertible subordinated notes due 2006. In this prospectus supplement we will refer to this note purchase as the January 2001 Rigas Notes Direct Placement. On October 22, 2001, we closed on the January 2001 Rigas Notes Direct Placement. We used the proceeds of approximately $163.6 million to repay subsidiary debt, which may be reborrowed and used for general corporate purposes.

                          ---------------------------

     For other recent developments regarding Adelphia, we refer you to our most recent and future filings under the Exchange Act.

                          ---------------------------

     Our executive offices are located at One North Main Street, Coudersport, Pennsylvania 16915, and our telephone number is (814) 274-9830.

                                  THE OFFERING

Class A Common Stock
  Offered.....................    40,000,000 shares

Common Stock Outstanding:
  Class A Common Stock........   186,683,167 shares (1)

  Class B Common Stock........    25,055,365 shares (2)

     Total....................   251,738,532 shares

Use of Proceeds...............   The net proceeds of this Offering, after
                                 deducting offering expenses, are estimated to be approximately $1.01 billion, which will be contributed to Adelphia Parent Company's subsidiaries and used to repay borrowings under revolving credit facilities of those subsidiaries, all of which, subject to compliance with the terms of and maturity of the revolving credit facilities, may be reborrowed and used for general corporate purposes such as acquisitions, capital expenditures, investments, including investments in Adelphia Parent Company's subsidiaries, or other corporate purposes.

Rights of Holders of Class A
  Common Stock and Class B
  Common Stock................   The rights of holders of Class A common stock
                                 and Class B common stock differ with respect to certain aspects of dividend, liquidation and voting rights. The Class A common stock has certain preferential rights with respect to cash dividends and distributions upon the liquidation of Adelphia. Holders of Class B common stock are entitled to 10 votes per share while the holders of Class A common stock are entitled to one vote per share on all matters presented to stockholders; however, the holders of Class A common stock, voting as a separate class, are entitled to elect one of Adelphia's directors. See "Description of Capital Stock" in the attached prospectus.

Nasdaq National Market symbol
  for Class A Common Stock....   ADLAC
---------------

(1) Does not include (i) 7,059,546 shares of Class A common stock into which our Series D convertible preferred stock can be converted, (ii) 13,515,949 shares of Class A common stock into which our 6% convertible subordinated notes can be converted initially, (iii) 11,426,482 shares of Class A common stock into which our 3.25% convertible subordinated notes can be converted initially, (iv) 13,598,520 shares of Class A common stock into which the 7.5% Series E mandatory convertible preferred stock can initially be converted prior to maturity, (v) 1,970,800 shares of Class A common stock into which the 7.5% Series E mandatory convertible preferred stock, to be sold in the November 2001 Rigas Preferred Stock Direct Placement, can initially be converted prior to maturity, and (vi) 16,672,000 shares of Class A common stock into which the DECS, to be sold in the January 2002 DECS Offering, can initially be converted prior to maturity.

(2) Does not include the approximately (i) 3,000,000 shares of Class B common stock into which our 6% convertible subordinated notes can be converted initially, (ii) 9,141,000 shares of Class B common stock into which our 3.25% convertible subordinated notes, to be sold in the April 2001 Rigas Notes Direct Placement, can be converted initially, and (iii) 7,500,000 shares of Class B common stock to be sold in the November 2001 Rigas Common Stock Direct Placement.

                                  RISK FACTORS

     Before you invest in our Class A common stock, you should be aware that there are various risks associated with investing in Adelphia, including those described below. You should consider carefully these risk factors together with all of the other information included in or incorporated by reference in this prospectus supplement before you decide to purchase our Class A common stock.

HIGH LEVEL OF INDEBTEDNESS

   As of September 30,
2001, we owed
approximately $14.8
billion ($13.4 billion
on an as adjusted basis
after giving effect to
our spin-off of Adelphia
Business Solutions). Our
high level of
indebtedness can have
important adverse
consequences to us and
to you. Adelphia has a substantial amount of debt. We borrowed this money to purchase and to expand our cable systems and other operations and, to a lesser extent, for investments and loans to our subsidiaries and other affiliates. At September 30, 2001, our indebtedness totaled approximately $14.8 billion ($13.4 billion on an as adjusted basis after giving effect to our spin-off of Adelphia Business Solutions). This included approximately:

                             - $5.9 billion of Adelphia Parent Company public
                               debt;

                             - $853.8 million of public debt owed by our
                               subsidiary, Adelphia Business Solutions, which was spun-off on January 11, 2002;

                             - $1.8 billion of public debt owed by our
                               subsidiary, Arahova Communications, Inc.;

                             - $544.8 million of public debt owed by our
                               subsidiary, FrontierVision Partners, L.P.;

                             - $202.6 million of public debt owed by our
                               subsidiary, Olympus Communications, L.P.; and

                             - $5.5 billion ($5.0 billion on an as adjusted
                               basis after giving effect to our spin-off of Adelphia Business Solutions) of other debt owed by our subsidiaries to banks, other financial institutions and other persons.

   Debt service consumes
a substantial portion of
the cash we generate.
This could affect our
ability to invest in our
business in the future
as well as to react to
changes in our industry
or economic downturns.       Our high level of indebtedness can have important
                             adverse consequences to us and to you. It requires that we spend a substantial portion of the cash we get from our business to repay the principal and interest on these debts. Otherwise, we could use these funds for general corporate purposes or for capital improvements. Our ability to obtain new loans for working capital, capital expenditures, acquisitions or capital improvements may be limited by our current level of debt. In addition, having such a high level of debt could limit our ability to react to changes in our industry and to economic conditions generally. In addition to our debt, at September 30, 2001, the Adelphia Parent Company had approximately $148.7 million of redeemable exchangeable preferred stock which contain payment obligations that are similar to Adelphia's debt obligations.

 Approximately 28.1% of
our debt outstanding at
September 30, 2001
(26.6% on an as adjusted
basis after giving
effect to our spin-off
of Adelphia Business
Solutions) matures on or
before December 31, 2005
and all of it matures
prior to December 31,
2021. Our debt comes due at various times up to and through the year 2021, including an aggregate of approximately $4.2 billion as of September 30, 2001 ($3.6 billion on an as adjusted basis after giving effect to our spin-off of Adelphia Business Solutions), which matures on or before December 31, 2005.

OUR BUSINESS REQUIRES
SUBSTANTIAL ADDITIONAL
FINANCING AND IF WE DO
NOT OBTAIN THAT
FINANCING WE MAY NOT BE
ABLE TO UPGRADE OUR
PLANT, OFFER SERVICES,
MAKE PAYMENTS WHEN DUE
OR REFINANCE EXISTING
DEBT Our business requires substantial additional financing on a continuing basis for capital expenditures and other purposes including:

                             - constructing and upgrading our plant and
                               networks -- some of these upgrades we must make to comply with the requirements of local cable franchise authorities;

                             - offering new services;

                             - scheduled principal and interest payments;

                             - refinancing existing debt; and

                             - acquisitions and investments.

                             There can be no guarantee that we will be able to issue additional debt or sell stock or other additional equity on satisfactory terms, or at all, to meet our future financing needs.

WE HAVE HAD LARGE LOSSES
AND WE EXPECT
THIS TO CONTINUE             Our Total Convertible Preferred Stock, Common Stock
                             and Other Stockholders' Equity at September 30,
                             2001 was approximately $4.7 billion ($4.4 billion on an as adjusted basis after giving effect to our spin-off of Adelphia Business Solutions on January
                             11, 2002).

                             Our continuing net losses, which are mainly due to our high levels of depreciation and amortization and interest expense, may create deficiencies in or reduce our Total Convertible Preferred Stock, Common Stock and Other Stockholders' Equity. Our recent net losses applicable to our common stockholders were approximately as follows for the periods specified:

                             - nine months ended December 31, 1998 -- $114.5
                               million;

                             - fiscal year ended December 31, 1999 -- $282.7
                               million;

                             - fiscal year ended December 31, 2000 -- $602.5
                               million; and

                             - nine months ended September 30, 2001 -- $380.9
                               million.

                             We expect to continue to incur large net losses for the next several years. Net loss for the nine months ended September 30, 2001 includes a substantial non-cash gain on a cable systems exchange.

   Our earnings have
been insufficient to pay
for our fixed charges
and preferred stock
dividends.                   Our earnings from continuing operations could not
                             pay for our combined fixed charges and preferred stock dividends as set forth in the table below, although combined fixed charges and preferred stock dividends included substantial non-cash charges for depreciation, amorti-zation and non-cash interest expense on some of our debts and the non-cash expense of Adelphia Business
                             Solutions' preferred stock dividends:

                                                                                       EARNINGS     NON-CASH
                                                                                      DEFICIENCY    CHARGES
                                                                                      ----------   ----------
                                                                                          (IN THOUSANDS)
                                        -    nine months ended December 31, 1998       $ 95,595    $  186,173
                                        -    fiscal year ended December 31, 1999       $281,975    $  455,266
                                        -    fiscal year ended December 31, 2000       $916,103    $1,053,900
                                        -    nine months ended September 30, 2001      $469,093    $1,039,058

                             For the nine months ended September 30, 2001, our earnings included a substantial non-cash gain on a cable systems exchange.

   If we cannot
refinance our debt or
obtain new loans, we
would likely have to
consider various
financing options. We
cannot guarantee that
any options available to
us would enable us to
repay our debt in full.      Historically, the cash we generate from our
                             operating activities and borrowings has been sufficient to meet our requirements for debt service, working capital, capital expenditures and investments in and advances to our affiliates, and we have depended on additional borrowings to meet our liquidity requirements. Although in the past we have been able both to refinance our debt and to obtain new debt at both the Adelphia Parent Company and subsidiary levels, there can be no guarantee that we will be able to continue to do so in the future or that the cost to us or the other terms which would affect us would be as favorable to us as current loans and credit agreements. Under these circumstances, we may need to consider various financing options, such as the sale of additional equity or some of our assets to meet the principal and interest payments we owe, negotiate with our lenders to restructure existing loans or explore other options available under applicable laws including those under reorganization or bankruptcy laws. We believe that our business will continue to generate cash and that Adelphia will be able to obtain new loans to meet our cash needs. However, the covenants in the indentures and credit agreements for our current debt provide some limitations on our ability to borrow more money.

COMPETITION                  The telecommunications services provided by
                             Adelphia are subject to strong competition and potential competition from various sources.

   Our cable television
business is subject to
strong competition from
several sources which
could adversely affect
revenue or
revenue growth.              Our cable television systems compete with other
                             means of distributing video to home televisions such as Direct Broadcast Satellite systems, commonly known as DBS systems. On October 28, 2001,
                             EchoStar Communications Corporation d/b/a DISH
                             Network announced that it has agreed to acquire
                             Hughes Electronics Corp. d/b/a DIRECTV. This combination would create a much stronger competitive challenge due to the increased channel capacity. This acquisition will undergo significant regulatory scrutiny. Additionally, some local telephone companies have expressed an interest in entering the video-to-home business. We cannot predict the extent to which this competition may affect us.

                             In addition, because our systems are operated under non-exclusive franchises, other applicants may obtain franchises in our franchise areas and overbuild our systems. For example, some regional Bell telephone operating companies and local telephone companies have facilities which are capable of delivering cable television service and could seek competitive franchises. We cannot predict either the extent to which this competition will continue to materialize or, if such competition materializes, the extent of its effect on our cable television business.

                             Our cable television systems also face competition from other communications and entertainment media, including conventional off-air television broadcasting services, newspapers, movie theaters, live sporting events and home video products. We cannot predict the extent to which this competition may affect us.

                             Our cable modem and dial up Internet access business is currently subject to strong competition and there exists the potential for future competition from a number of sources. With respect to high-speed cable modem service, telephone companies are beginning to implement various digital subscriber line services, xDSL, that allow high-speed internet access services to be offered over telephone lines. DBS companies offer high-speed Internet access over their satellite facilities, and other terrestrial based wireless operators, or MultiChannel Multipoint Distribution Systems, commonly known as MMDS, are beginning to introduce high-speed access as well. In addition, there are now a number of legislative, judicial and regulatory efforts seeking to mandate cable television operators to provide open access to their facilities to competitors that want to offer Internet access over cable services. With respect to dial up Internet access services, there are numerous competitive Internet Service Providers commonly known as ISPs, in virtually every franchise area. The local telephone exchange company typically offers ISP services, as do a number of other nationally marketed ISPs such as America Online, Compuserve and AT&T Worldnet. Adelphia cannot predict the extent to which this competition will continue to materialize, nor can Adelphia predict the extent of its effect on our Internet access business.

   We depend on third
party equipment and
software suppliers. If
we are unable to procure
the necessary equipment,
our ability to offer our
services could be
impaired. This could
adversely affect our
growth, financial
condition and results of
operations.                  We depend on vendors to supply our cable and
                             telephone related electronic equipment, such as the set-top converter boxes for analog and digital cable services. This equipment is available from a limited number of suppliers. For example, if demand for set-top converter boxes exceeds our supply or inventories and we are unable to obtain required set-top converter boxes on a timely basis and at an acceptable cost, our ability to recognize additional revenue from these services could be delayed or impaired. In addition, if there are no suppliers who are able to provide converter devices that comply with evolving Internet and telecommunications standards or that are compatible with other products or components we use, our business may be materially impaired.

WE ARE SUBJECT TO
EXTENSIVE REGULATION Our
cable television
business is heavily
regulated as to rates we
can charge and other
matters. This regulation
could limit our ability
to increase rates, cause
us to decrease then
current rates or require
us to refund previously
collected fees.              The cable television industry is subject to
                             extensive regulation at the federal, state and local levels, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. In particular, FCC regulations limit our ability to set and increase rates for our basic cable television service package and for the provision of cable television-related equipment. The law permits certified local franchising authorities to order refunds of rates paid in the previous 12-month period determined to be in excess of the permitted reasonable rates. It is possible that rate reductions or refunds of previously collected fees may be required in the future. However, the FCC has tentatively decided that cable operators should not be required to carry both the analog and digital services of broadcast television stations while broadcasters are transitioning from analog to digital transmission. Carrying both the analog and digital services of broadcast television stations would consume additional cable capacity. As a result, a requirement to carry both analog and digital services of broadcast television stations could require the removal of popular programming services with materially adverse results for cable operators. In addition, our remaining telephony services are subject to comprehensive regulation.

                             We must comply with rules of the local franchising authorities to retain and renew our cable franchises, among other matters. There can be no assurances that the franchising authorities will not impose new and more restrictive requirements as a condition to franchise renewal.

                             Proposals are continuing to be made before Congress and the FCC to mandate cable operators to provide "open access" over their cable systems to other ISPs. To date, the FCC has declined to impose such requirements. This same open access issue is being considered by some local franchising authorities as well. Several local franchising authorities have mandated open access. This issue has been actively litigated. All federal court decisions thus far have held that a local franchising authority cannot impose an open access requirement. If the FCC or other authorities mandate additional access to Adelphia's cable systems, we cannot predict the effect that this would have on our Internet access over cable business.

   The federal
Telecommunications Act
of 1996 may have a
significant impact on
our cable television
business.                    The federal Telecommunications Act of 1996
                             substantially changed federal, state and local laws and regulations governing our cable television business. This law could materially affect the growth and operation of the cable television industry and the cable services we provide.
                             Although this legislation may lessen regulatory burdens, the cable television industry may be subject to new competition as a result. There are numerous rulemakings that have been and continue to be undertaken by the FCC which will interpret and implement the provisions of this law. Furthermore, portions of this law have been, and likely other portions will be, challenged in the courts. We cannot predict the outcome of such rulemakings or lawsuits or the short- and long-term effect, financial or otherwise, of this law and FCC rulemakings on us.

POTENTIAL ADDITIONAL
LOSSES RELATED TO
ADELPHIA BUSINESS
SOLUTIONS                    Although on January 11, 2002, we completed the
                             spin-off to our common stockholders of all of our equity ownership in our former subsidiary, Adelphia
                             Business Solutions, we have significant continuing relationships with Adelphia Business Solutions including our guarantee of approximately $500.0 million of Adelphia
                             Business Solutions bank borrowings, Adelphia
                             Business Solutions serving as manager of facilities-based integrated communication networks which we purchased from Adelphia Business
                             Solutions, and the provision of interim and other services to each other after the spin-off. We may also provide up to $100.0 million of additional credit support to Adelphia Business Solutions.
                             Adelphia Business Solutions has had substantial negative cash flow from operations, needs substantial additional financing to meet its working capital, debt service and capital expenditures requirements, and has no commitments for any additional funding. In addition, in its September 30, 2001 Quarterly Report on Form 10-Q,
                             Adelphia Business Solutions stated that substantial doubt existed about its ability to continue as a going concern. The failure of Adelphia Business
                             Solutions to continue as a going concern and meet its obligations could have adverse consequences to us. If Adelphia Business Solutions does not perform as manager of our facilities-based integrated communication networks, our ability to continue to offer facilities-based integrated communication services could be substantially impaired. In addition, we could become liable to repay the approximately $500.0 million in Adelphia Business
                             Solutions bank borrowings which we guaranteed, and we might not be able to realize any significant amount on the claim that we would have against Adelphia Business Solutions upon our making this payment. We might similarly lose the value of any additional credit support we provided. Moreover, even though we have not guaranteed other borrowings of Adelphia Business Solutions, due to Adelphia
                             Business Solutions' above listed financial problems, Adelphia could become involved in lawsuits filed by creditors or stockholders of or, in the event of a bankruptcy proceeding, a trustee in bankruptcy for, Adelphia Business Solutions.
                             Creditors, stockholders or a trustee in bankruptcy may attempt to unwind transactions that have occurred in the past between Adelphia and Adelphia
                             Business Solutions, to recover damages against Adelphia and/or to prevent Adelphia from recovering on amounts owed to it by Adelphia Business
                             Solutions. Although Adelphia would vigorously defend against any lawsuits or claims brought against it, we cannot assure you that we would prevail against any and all of these lawsuits or claims and our defense could be costly and consume the time of our management.

DISTRACTION OF OUR
EXECUTIVE
MANAGEMENT DUE TO THEIR
CONTINUING AS EXECUTIVE
MANAGEMENT OF ADELPHIA
BUSINESS SOLUTIONS           Following our spin-off of Adelphia Business
                             Solutions, our four principal executive officers have continued to serve as the principal executive officers of Adelphia Business Solutions and they, along with other members of the Rigas family and related entities, control a majority of the voting power of Adelphia Business Solutions capital stock.
                             Addressing the financial needs and business operations of Adelphia Business Solutions could impose large demands upon their time and put strains on our management which could adversely affect us.

UNEQUAL VOTING RIGHTS OF
STOCKHOLDERS                 Adelphia has two classes of common stock -- Class A
                             which carries one vote per share and Class B which carries 10 votes per share. Under Adelphia's
                             Certificate of Incorporation, the Class A shares elect only one of our nine directors.

CONTROL OF VOTING POWER
BY THE RIGAS FAMILY The
Rigas family can control
stockholder decisions on
very
important matters.           While the public owns a majority of the outstanding
                             shares of Adelphia's Class A common stock, the Rigas family owns about 12.5% of those shares as of January 8, 2002, as well as all of the outstanding shares of Class B common stock. The Rigas family has also agreed to purchase (i) $400,000,000 of 3.25% convertible subordinated notes due 2021, which are initially convertible into approximately
                             9,141,000 shares of Class B common stock, (ii)
                             7,500,000 shares of Class B common stock, and (iii)
                             2,000,000 shares of 7.5% Series E mandatory convertible preferred stock which are convertible, prior to maturity into up to 2,325,600 shares of Class A common stock, pursuant to separate purchase agreements between Adelphia and Highland 2000, L.P., a Rigas family partnership, which when consummated (and assuming full conversion of (i) the 3.25% convertible subordinated notes and the recently purchased 6% convertible subordinated notes into Class B common stock by only the Rigas family, and (ii) the 7.5% Series E mandatory convertible preferred stock into 2,325,600 shares of Class A common stock at maturity) would result in the Rigas family beneficially owning shares representing approximately 30.1% of the total number of outstanding shares of both classes of Adelphia's common stock and approximately 74.3% of the total voting power of Adelphia's shares on such date. As a result of the Rigas family's stock ownership and an agreement among the Class B stockholders, members of the Rigas family have the power to elect eight of nine Adelphia directors. In addition, the Rigas family could control stockholder decisions on other matters such as amendments to Adelphia's Certificate of
                             Incorporation and Bylaws, and mergers or other fundamental corporate transactions. The interests of the Rigas family may differ from your interests as a holder of our Class A common stock.

THERE ARE POTENTIAL
CONFLICTS OF INTEREST
BETWEEN ADELPHIA AND
THE RIGAS FAMILY             John J. Rigas and the other executive officers of
                             Adelphia, including other members of the Rigas family, own other corporations and partnerships, which are managed by us for a fee. Subject to the restrictions contained in a business opportunity agreement regarding future acquisitions, Rigas family members and the executive officers are free to continue to own these interests and acquire additional interests in cable television systems.
                             In addition, members of the Rigas family control a majority of the voting power of Adelphia Business
                             Solutions capital stock after our spin-off and serve as directors and officers of Adelphia
                             Business Solutions. These activities could present a conflict of interest with Adelphia, such as how much time our executive officers devote to our business. In addition, there have been and will continue to be transactions between us and the executive officers or the other entities they own or with which they have affiliations, including those on an ongoing basis with Adelphia Business
                             Solutions.

HOLDING COMPANY STRUCTURE
AND POTENTIAL IMPACT OF
RESTRICTIVE COVENANTS IN
SUBSIDIARY DEBT AGREEMENTS   The Adelphia Parent Company directly owns no
                             significant assets other than stock, partnership interests and equity and other interests in our subsidiaries and in other companies. This creates risks regarding our ability to provide cash to the Adelphia Parent Company to repay the interest and principal which it owes, our ability to pay cash dividends to our common stockholders in the future, and the ability of our subsidiaries and other companies to respond to changing business and economic conditions and to get new loans.

 The Adelphia Parent
Company depends on its
subsidiaries and other
companies in which it
has investments to fund
its
cash needs.                  The public indentures and the credit agreements for
                             bank and other financial institution loans of our subsidiaries and other companies in which we have invested, restrict their ability and the ability of the companies they own to make payments to the Adelphia Parent Company. These agreements also place other restrictions on the borrower's ability to borrow new funds. The ability of a subsidiary or a company in which we have invested to comply with debt restrictions may be affected by events that are beyond our control. The breach of any of these covenants could result in a default which could result in all loans and other amounts owed to its lenders becoming due and payable. Our subsidiaries and companies in which we have invested might not be able to repay in full the accelerated loans.

IT IS UNLIKELY YOU WILL
RECEIVE A RETURN ON YOUR
SHARES THROUGH THE
PAYMENT OF CASH
DIVIDENDS                    Adelphia has never declared or paid cash dividends
                             on any of its common stock and has no intention of doing so in the foreseeable future. As a result, it is unlikely that you will receive a return on your shares through the payment of cash dividends.

FUTURE SALES OF ADELPHIA
COMMON STOCK COULD
ADVERSELY
AFFECT ITS MARKET PRICE      Sales of a substantial number of shares of our
                             Class A common stock or Class B common stock, including sales by any pledgees of such shares, could adversely affect the market price of our Class A common stock and could impair our ability in the future to raise capital through stock offerings. Under various registration rights agreements or arrangements, the Rigas family and certain other stockholders who received shares in acquisitions by Adelphia have the right, subject to some limitations, to require Adelphia to register substantially all the shares they own. Among others, Adelphia has registered or agreed to register for public sale the following shares:

                              - For the Rigas family, substantially all the
                                shares they beneficially own or into which other securities they beneficially own can be converted, consisting of:

                                - with respect to common shares currently held
                                  by them, approximately 23,300,000 shares of Class A common stock, 25,100,000 shares of Class B common stock and the equivalent number of shares of Class A common stock into which the Class B common stock can be converted;

                                - with respect to 6% convertible subordinated
                                  notes currently held by them, approximately
                                  3,016,000 shares of Class B (and the
                                  underlying Class A) common stock upon
                                  conversion of the notes; and

                                - with respect to securities to be purchased by
                                  them under existing agreements, 7,500,000 shares of Class B (and the underlying Class A) common stock, approximately 2,325,600 shares of Class A common stock into which 7.5% Series E mandatory convertible preferred stock can be converted at maturity, and approximately 9,141,000 shares of Class B (and the underlying Class A) common stock into which 3.25% convertible subordinated notes can be converted;

                              - In connection with the Century Communications
                                Corp. acquisition, approximately 26,000,000 shares of Class A common stock held by Leonard Tow and trusts and foundations established by Mr. Tow; and

                              - In connection with other acquisitions by
                                Adelphia that involved the issuance of Class A common stock, up to an aggregate of approximately 18,200,000 shares of Class A common stock, which includes 10,800,000 shares issued in connection with the acquisition of the greater Cleveland systems from Cablevision Systems Corporation.

                             We expect that we will continue to issue significant amounts of shares of Class A common stock, or securities convertible into shares of Class A common stock, in future acquisition transactions. In connection with these transactions, we also expect that we will continue to register or agree to register these shares for public sale by the parties to whom the shares are issued.

                             Up to approximately 23,300,000 shares of Class A common stock held by the Rigas family have been or may be pledged in connection with margin loans made to members of the Rigas family, and additional shares of Class A common stock acquired by the Rigas family in the future may also be similarly pledged by them. The pledgees could freely sell any shares acquired upon a foreclosure.

OUR ACQUISITIONS AND
EXPANSION COULD INVOLVE
OPERATIONAL AND OTHER RISKS  Because we have experienced a period of rapid expansion through acquisition, the operating complexity of Adelphia, as well as the responsibilities of management personnel, have increased. Our ability to manage such expansion effectively requires us to continue to expand and improve our operational and financial systems and to expand, train and manage our employee base.

                             Our recent acquisitions involve, and our future acquisitions will involve, companies that have previously operated independently. There is no guarantee that we will be able to realize the benefits expected from the integration of operations from these transactions.

PURCHASERS OF OUR COMMON
STOCK WILL INCUR IMMEDIATE
DILUTION Persons purchasing Class A common stock will incur immediate and substantial net tangible book value dilution.

FORWARD-LOOKING
STATEMENTS IN THIS
PROSPECTUS SUPPLEMENT
ARE SUBJECT TO RISKS AND
UNCERTAINTIES                The statements contained or incorporated by
                             reference in this prospectus supplement that are not historical facts are "forward-looking statements" and can be identified by the use of forward-looking terminology such as "believes,"
                             "expects," "may," "will," "should," "intends" or
                             "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.

                             Certain information set forth or incorporated by reference in this prospectus supplement, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Adelphia's Annual Report on Form 10-K, as amended by Form 10-K/A, and in Adelphia's most recent Quarterly Reports on Form 10-Q is forward-looking. Such forward-looking information involves important risks and uncertainties that could significantly affect expected results in the future from those expressed in any forward-looking statements made by, or on behalf of, us. These risks and uncertainties include, but are not limited to, uncertainties relating to general business and economic conditions, our growth and financings, the availability and cost of capital, acquisitions and divestitures, government and regulatory policies, the pricing and availability of equipment, materials, inventories and programming, dependence on customers and their spending patterns, risks associated with reliance on the performance and financial condition of vendors and customers, product acceptance, our ability to execute on our business plans and to construct, expand and upgrade our cable systems, fiber optic networks and related facilities, technological developments and changes in the competitive environment in which we operate. Persons reading this prospectus supplement are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to Adelphia from this Offering described on the cover page of this prospectus supplement are estimated to be approximately $1.01 billion, after deducting estimated underwriting discount and commissions and offering expenses. The net proceeds to Adelphia from the concurrent January 2002 DECS Offering are estimated to be approximately $484.5 million, after deducting estimated underwriting discounts and commissions, and offering expenses. We are not required to sell the DECS in order to sell the Class A common stock in this Offering. The net proceeds from this Offering and the January 2002 DECS Offering, if completed, initially will be invested in cash equivalents or advanced or contributed to Adelphia's subsidiaries which will apply such funds to repay revolving credit facilities of such subsidiaries. As of September 30, 2001, the average effective interest rate on the credit facilities was approximately 5.18%. Subject to compliance with the terms of and to the maturity of the revolving credit facilities, Adelphia expects that these subsidiaries will reborrow these amounts and distribute them to Adelphia which, together with any cash equivalents into which the net proceeds were invested, Adelphia intends to use for general corporate purposes, for working capital and for other corporate purposes.

                                 CAPITALIZATION
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

     The following table sets forth the cash and cash equivalents and capitalization of Adelphia as of September 30, 2001, (1) on an actual basis, (2) on an as adjusted basis to reflect this Offering and the pending and completed transactions described in "Prospectus Supplement Summary -- Recent Developments," exclusive of the January 2002 DECS Offering and the PONY Cluster acquisition, and (3) on an as further adjusted basis to reflect the January 2002 DECS Offering and the items described in (2) above. This table should be read in conjunction with Adelphia's consolidated financial statements and related notes thereto and other financial data contained elsewhere or incorporated by reference in this prospectus supplement.

                                                                           SEPTEMBER 30, 2001
                                                              --------------------------------------------
                                                                                               AS FURTHER
                                                                ACTUAL      AS ADJUSTED (b)   ADJUSTED (c)
                                                              -----------   ---------------   ------------
Cash and cash equivalents...................................  $   112,267     $   111,761     $   111,761
Restricted cash.............................................       18,900              --              --
                                                              -----------     -----------     -----------
  Total cash, cash equivalents, and restricted cash.........  $   131,167     $   111,761     $   111,761
                                                              ===========     ===========     ===========
Long-term debt including current maturities (a):
  Subsidiary debt...........................................  $ 8,987,388     $ 4,129,336     $ 3,644,836
  Parent debt...............................................    5,862,385       6,911,790       6,911,790
                                                              -----------     -----------     -----------
    Total long-term debt including current maturities.......   14,849,773      11,041,126      10,556,626
                                                              -----------     -----------     -----------
Adelphia Business Solutions redeemable exchangeable
  preferred stock...........................................      327,360              --              --
                                                              -----------     -----------     -----------
Redeemable exchangeable preferred stock.....................      148,665         148,665         148,665
                                                              -----------     -----------     -----------
Convertible preferred stock, common stock and other
  stockholders' equity:
  5.5% Series D convertible preferred stock ($575,000
    liquidation preference).................................           29              29              29
  7.5% Series E mandatory convertible preferred stock
    ($395,000 liquidation preference).......................           --             158             158
  7.5% Series F mandatory convertible preferred stock (DECS)
    ($500,000 liquidation preference).......................           --              --             200
  Class A common stock, $.01 par value, 1,200,000,000 shares authorized; 154,990,716 shares issued on an Actual
    basis, and 224,990,716 shares issued on an As Adjusted
    and As Further Adjusted basis...........................        1,550           2,250           2,250
  Class B common stock, $.01 par value, 300,000,000 shares
    authorized; 19,235,998 shares issued and outstanding on
    an Actual basis and 32,555,365 shares issued and
    outstanding on an As Adjusted and As Further Adjusted
    basis...................................................          192             326             326
Additional paid-in capital..................................    7,702,014      10,092,346      10,576,646
Accumulated deficit.........................................   (2,860,650)     (3,099,471)     (3,099,471)
Accumulated other comprehensive loss........................      (10,107)        (10,107)        (10,107)
Treasury stock, at cost, 1,094,524 shares of Class A common
  stock and 20,000 shares of 8.125% Series C cumulative
  convertible preferred stock...............................     (149,401)       (149,401)       (149,401)
                                                              -----------     -----------     -----------
    Total convertible preferred stock, common stock and
      other stockholders' equity............................    4,683,627       6,836,130       7,320,630
                                                              -----------     -----------     -----------
      Total capitalization..................................  $20,009,425     $18,025,921     $18,025,921
                                                              ===========     ===========     ===========

---------------

(a) See Note 4 to Adelphia's consolidated financial statements in the Form 10-K for a description of long-term debt of Adelphia and its subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" in the Form 10-K and the Form 10-Qs.

(b) Gives effect to (i) the application of the net proceeds of approximately $1.01 billion from this Offering and (ii) the estimated impact of the pending and completed transactions described in "Prospectus Supplement Summary -- Recent Developments," exclusive of the January 2002 DECS Offering and the PONY Cluster acquisition.

(c) Gives effect to (i) the application of the estimated net proceeds of approximately $1.01 billion from this Offering, and approximately $484.5 million from the January 2002 DECS Offering as described in "Use of Proceeds," and (ii) the estimated impact of the pending and completed transactions described in "Prospectus Supplement Summary -- Recent Developments," exclusive of the PONY Cluster acquisition.

          PRICE RANGE OF ADELPHIA'S COMMON EQUITY AND DIVIDEND POLICY

     Our Class A common stock is quoted on the Nasdaq National Market under the symbol "ADLAC."

     The following table sets forth the range of high and low closing sale prices of the Class A common stock for the fiscal periods indicated, as reported by the Nasdaq National Market.

                              CLASS A COMMON STOCK

                                                               HIGH         LOW
                                                              -------     -------
1999
     First Quarter Ended 3/31/99............................  $63.000     $45.625
     Second Quarter Ended 6/30/99...........................  $86.562     $56.000
     Third Quarter Ended 9/30/99............................  $68.375     $55.500
     Fourth Quarter Ended 12/31/99..........................  $66.000     $48.500
2000
     First Quarter Ended 3/31/00............................  $74.437     $45.000
     Second Quarter Ended 6/30/00...........................  $49.812     $39.000
     Third Quarter Ended 9/30/00............................  $47.875     $24.125
     Fourth Quarter Ended 12/31/00..........................  $51.625     $25.250
2001
     First Quarter Ended 3/31/01............................  $50.312     $36.000
     Second Quarter Ended 6/30/01...........................  $42.530     $33.360
     Third Quarter Ended 9/30/01............................  $41.450     $22.020
     Fourth Quarter Ended 12/31/01..........................  $31.180     $19.690
2002
     First Quarter (through 1/15/02)........................  $32.660     $27.250

     As of January 14, 2002, approximately 652 holders of record held our Class A common stock.

     No established public trading market exists for our Class B common stock. As of the date hereof, the Class B common stock was held of record by six persons, all members of the Rigas family, including a Pennsylvania general partnership all of whose partners are members of the Rigas family. The Class B common stock is convertible into shares of Class A common stock on a one-to-one basis. As of the date of this prospectus supplement, the Rigas family owned 100% of the outstanding Class B common stock.

DIVIDEND POLICY

     We have never paid a cash dividend on our common stock and anticipate that for the foreseeable future any earnings will be retained for use in our business. Our ability to pay cash dividends on our common stock is limited by the provisions of our indentures.

                                    DILUTION

     The net tangible book value of Adelphia's common stock as of September 30, 2001 was a deficit of approximately $10,655,862,000 or a negative $61.55 a share. Net tangible book value per share represents the amount of Adelphia's convertible preferred stock, common stock and other stockholders' equity, less intangible assets, divided by the number of shares of Adelphia's common stock outstanding. Purchasers of Class A common stock will have an immediate dilution of net tangible book value which, due to our having a net tangible book value deficit, will exceed the purchase price per share.

     Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Class A common stock in this Offering and the pro forma net tangible book value per share of the common stock immediately after completion of this Offering excluding the pending and completed transactions described in "Prospectus Supplement
Summary -- Recent Developments." After giving effect to the sale by Adelphia of 40,000,000 shares of Class A common stock in this Offering at a public offering price of $25.50 per share, and after deducting the underwriting discount and commissions and estimated offering expenses, the pro forma net tangible book value of Adelphia as of September 30, 2001 was a deficit of approximately $9,648,362,000, or negative $45.27 per share of common stock. This represents an immediate increase in net tangible book value of $16.28 per share to existing stockholders and an immediate dilution of net tangible book value of $70.77 per share to purchasers of Class A common stock in this Offering, as illustrated in the following table:

Public offering price per share of Class A common stock.....            $ 25.50
  Net tangible book value per share of common stock before
     this Offering..........................................  $(61.55)
  Increase per share of common stock attributable to this
     Offering...............................................    16.28
                                                              -------
Pro forma net tangible book value per share of common stock
  after this Offering.......................................             (45.27)
                                                                        -------
Net tangible book value dilution per share..................            $(70.77)
                                                                        =======

                          DESCRIPTION OF CAPITAL STOCK

     Adelphia's authorized capital stock consists of 1,200,000,000 shares of Class A common stock, 300,000,000 shares of Class B common stock, and 50,000,000 shares of preferred stock. For a further description of the terms and conditions of our capital stock, see "Description of Capital Stock" in the attached prospectus.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Class A common stock applicable to "Non-United States Holders." A "Non-United States Holder" is any beneficial owner of Class A common stock that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a non-resident fiduciary of a foreign estate or trust as such terms are defined in the Code. This discussion is based on the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change either retroactively or prospectively. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to Non-United States Holders in light of their particular circumstances (for example, insurance companies, tax exempt organizations, financial institutions, broker-dealers or certain U.S. expatriates) and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE AND LOCAL INCOME AND OTHER TAX CONSEQUENCES, AND THE NON-UNITED STATES TAX CONSEQUENCES, OF OWNING AND DISPOSING OF CLASS A COMMON STOCK.

DIVIDENDS

     Subject to the discussion below, any dividend paid to a Non-United States Holder generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to claim a reduced withholding rate under an applicable income tax treaty, a Non-United States Holder would be required to file Form W-8BEN or other forms specified by the Treasury regulations and may be required to provide a United States taxpayer identification number.

     Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from withholding tax. However, such effectively connected dividends are subject to regular United States income tax in the same manner as if the Non-United States Holder were a United States resident. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form W-8ECI and may be required to provide a United States taxpayer identification number to Adelphia or its paying agent prior to the payment of the dividends. Effectively connected dividends received by a corporate Non-United States Holder may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) of such corporate Non-United States Holder's effectively connected earnings and profits, subject to certain adjustments.

     To the extent a distribution exceeds current or accumulated earnings or profits, it will be treated first as a return of the holder's basis to the extent thereof, and then as a gain from the sale of a capital asset. Any withholding tax on distributions in excess of Adelphia's current and accumulated earnings and profits is refundable to the Non-United States Holder upon filing an appropriate claim with the United States Internal Revenue Service (the "IRS").

     A Non-United States Holder eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF CLASS A COMMON STOCK

     A Non-United States Holder generally will not be subject to United States federal income tax with respect to a gain realized upon the sale or a disposition of Class A common stock unless: (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder, (ii) the Non-United States Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which such sale or disposition occurs and certain other conditions are met, or (iii) Adelphia is or has been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period and certain other conditions are met. Although not free from doubt, Adelphia believes that it is not, and has not been for the last five years, a "United States real property holding corporation" for federal income tax purposes. If a Non-United States Holder falls under clause (i) above, the Non-United States holder will be taxed on the net gain derived from the sale under regular graduated United States federal income tax rates (and, with respect to corporate Non-United States Holders, may also be subject to the branch profits tax described above). If an individual Non-United States Holder falls under clause (ii) above, the Non-United States Holder generally will be subject to a 30% tax on the gain derived from the sale, which gain may be offset by United States capital losses recognized within the same taxable year of such sale.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, Adelphia must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. Subject to certain exceptions, a similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

     Unless Adelphia has actual knowledge that a holder is a non-United States person, dividends paid to a holder at an address within the United States may be subject to backup withholding at a rate of 31% if the holder is not an exempt recipient as defined in Treasury Regulation Section 1.6049-4(c)(1)(ii) (which includes corporations) and fails to provide a correct taxpayer identification number and other information to Adelphia. Backup withholding may also apply to dividends paid to holders at an address outside the United States (unless a Non-United States Holder certifies its non-resident status.)

     If the proceeds of the disposition of Class A common stock by a Non-United States Holder are paid over by or through a United States office of a broker, the payment is subject to information reporting and to backup withholding at a rate of 31% unless the disposing holder certifies as to its name, address and status as a Non-United States Holder under penalties of perjury or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-United States office of a non-United States broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (a) the payment is made through an office outside the United States of a broker that is either (i) a United States person for United States federal income tax purposes, (ii) a "controlled foreign corporation" for United States federal income tax purposes, or (iii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a United States trade or business, and (b) the broker fails to maintain documentary evidence in its files that the holder is a Non-United States Holder and that certain conditions are met or that the holder otherwise is entitled to an exemption.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to 31% backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

     New regulations relating to withholding tax on income paid to foreign persons (the "New Withholding Regulations") are effective for payments made after December 31, 2000. Compared with previous regulations, the New Withholding Regulations modify and, in general, unify the way in which holders establish their status as non-United States "beneficial owners" eligible for withholding exemptions including reduced treaty rates or exemptions from backup withholding. Prospective purchasers are urged to consult their own tax advisors regarding the application of the New Withholding Regulations.

ESTATE TAX

     An individual Non-United States Holder who is treated as the owner of Class A common stock at the time of his or her death or has made certain lifetime transfers of an interest in Class A common stock will be required to include the value of such Class A common stock in his or her gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     We are offering the shares of our Class A common stock described in this prospectus supplement through Salomon Smith Barney Inc. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, Salomon Smith Barney Inc. has agreed to purchase, and we have agreed to sell to Salomon Smith Barney Inc. all of our Class A common stock offered hereby.

     The underwriting agreement provides that the obligations of the underwriter to purchase the shares of our Class A common stock included in this Offering are subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the shares (other than those covered by the over-allotment option described below) if it purchases any of the shares.

     The underwriter proposes to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $0.18 per share. The underwriter may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, Salomon Smith Barney Inc. may change the public offering price and the other selling terms.

     We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 6,000,000 additional shares of our Class A common stock at the public offering price less the underwriting discount. The underwriter may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this Offering.

     We and the Rigas family have agreed that, for a period of 90 days from the date of this prospectus supplement with respect to Adelphia, and for a period of 70 days after the date of this prospectus supplement with respect to the Rigas family, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (except in connection with pending acquisitions, other strategic acquisitions and certain other permitted transactions). Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The common stock is quoted on The Nasdaq National Market under the symbol "ADLAC."

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this Offering. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional shares of common stock.

     Paid by Adelphia Communications Corporation       No Exercise        Full Exercise
     -------------------------------------------       -----------        -------------
Per share............................................  $       .30         $       .30
Total................................................  $12,000,000         $13,800,000

     In connection with this Offering, Salomon Smith Barney Inc. may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Class A common stock in excess of the number of shares to be purchased by the underwriter in this Offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriter's over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of our Class A common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriter may also make "naked" short sales of shares in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares of our Class A common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this Offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this Offering is in progress.

     The underwriter may also impose a penalty bid. Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of our Class A common stock. They may also cause the price of our Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on The Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

     In addition, in connection with this Offering, the underwriter may engage in passive market making transactions in our Class A common stock on The Nasdaq National Market, prior to the pricing and completion of this Offering. Passive market making consists of displaying bids on The Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the period and must be discontinued when that limit is reached. Passive market making may cause the price of our Class A common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriter commences passive market making transactions, it may discontinue them at any time.

     We estimate that our portion of the total expenses of this Offering will be $500,000.

     We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

                                 DECS OFFERING

     Concurrently with this Offering, we are offering to the public 20,000,000 shares of a new 7.5% Series F mandatory convertible preferred stock, which we refer to as DECS, and to the extent the underwriter in that offering sells more than 20,000,000 shares, it has the option to purchase up to an additional 3,000,000 shares from Adelphia. The DECS has a liquidation preference of $25.00 per share plus any unpaid dividends, which would have to be paid before any amounts could be paid to holders of our Class A common stock or our Class B common stock in a dissolution or other liquidation of Adelphia. The DECS is convertible, at the option of the holder, into our Class A common stock at any time after the issue date and prior to February 1, 2005 at a rate of 0.8336 shares of our Class A common stock for each share of the DECS security. Unless previously converted, at the option of the holder, each share will automatically convert on February 1, 2005 into not more than 0.9921 shares and not less than
0.8336 shares of our Class A common stock, depending on the market price of our Class A common stock at that time. The DECS also has an annual cumulative cash dividend preference. We cannot pay any dividends on our common stock unless all cumulative dividends due on the DECS have been paid or declared and a sum sufficient for payment set aside. In addition, if dividends have not been paid for six quarters, the holders of the DECS have the right to elect two directors to our board of directors until the dividend arrearage has been paid or set aside for payment. Offers for the DECS are only being made by delivery of the prospectus supplement relating to the January 2002 DECS Offering. No requirement exists that we sell the DECS. We could decide not to sell the DECS or to sell more or less of the DECS than we presently are offering in the January 2002 DECS Offering.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, as well as proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC.

     This prospectus supplement is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. As permitted by SEC rules, this prospectus supplement does not contain all of the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

     The SEC allows us to "incorporate by reference" into this prospectus supplement the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. If we subsequently file updating or superseding information in a document that is incorporated by reference into this prospectus supplement, the subsequent information will also become part of this prospectus supplement and will supersede the earlier information.

     We are incorporating by reference the following documents that we have filed with the SEC:

     - our Annual Report on Form 10-K for the year ended December 31, 2000, as amended by our Form 10-K/A;

     - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

     - our Current Reports on Form 8-K for the events dated January 14, 2002, January 11, 2002, December 26, 2001, November 9, 2001, October 25, 2001,
       October 22, 2001, September 28, 2001, June 7, 2001, April 25, 2001, April
       20, 2001, February 14, 2001, February 2, 2001, January 23, 2001, January
       18, 2001, January 8, 2001, January 3, 2001 and January 1, 2001, and
       exhibits 99.01 and 99.02 to our Current Report on Form 8-K for the event dated September 9, 1999 (as amended by our Form 8-K/A filed on January 2,
       2001);

     - our definitive proxy statement dated July 5, 2001 with respect to the Annual Meeting of Stockholders held on August 7, 2001; and

     - the description of our Class A common stock contained in our registration statement filed with the SEC under Section 12 of the Exchange Act and subsequent amendments and reports filed to update such description.

     The preceding list supersedes and replaces the documents listed in the accompanying prospectus in the heading "Where You Can Find More Information."

     We are also incorporating by reference into this prospectus supplement all of our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed.

     You may obtain a copy of any of our filings which are incorporated by reference, at no cost, by contacting us at:

                      Adelphia Communications Corporation
                             One North Main Street
                        Coudersport, Pennsylvania 16915
                         Attention: Investor Relations
                           Telephone: (814) 274-9830

     You should rely only on the information provided in this prospectus supplement or incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the first page of this prospectus supplement. We are not making this offer of securities in any state or country in which the offer or sale is not permitted.

                                 LEGAL MATTERS

     The validity of the Class A common stock will be passed upon for us by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania. Attorneys of that firm who are representing us in this offering own an aggregate of 6,900 shares of our Class A common stock. The validity of the Class A common stock offered hereby will be passed upon on behalf of the underwriter by Latham & Watkins, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Adelphia and its subsidiaries as of December 31, 1999 and 2000, and for the nine months ended December 31, 1998 and the years ended December 31, 1999 and 2000, incorporated in this prospectus supplement by reference from Adelphia's Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Century Communications Corp. and subsidiaries as of May 31, 1999 and 1998 and for each of the three years in the period ended May 31, 1999, incorporated by reference in this prospectus supplement from Adelphia's Current Report on Form 8-K filed September 9, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of FrontierVision Partners, L.P. and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three year period ended December 31, 1998, have been incorporated by reference herein from Adelphia's Current Report on Form 8-K filed September 9, 1999 (as amended on January 2, 2001), in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                   PROSPECTUS

                      ADELPHIA COMMUNICATIONS CORPORATION

     BY THIS PROSPECTUS, WE MAY OFFER FROM TIME TO TIME UP TO $5,000,000,000 OF:

     - debentures, notes and other debt securities in one or more series which may be senior debt securities or subordinated debt securities,

     - shares of preferred stock issuable in series designated by the board of directors of Adelphia,

     - debt warrants and equity warrants,

     - shares of Class A common stock,

     - shares of Class B common stock,

     - depositary shares, and

     - guarantees of securities issued by our subsidiaries.

                             ---------------------

     When we offer securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities, including the offering price of the securities. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

     Our Class A common stock is quoted on the Nasdaq National Market. Our Class A common stock's ticker symbol is "ADLAC." On July 18, 2001, the closing sale price on the Nasdaq National Market of a single share of Class A common stock was $40.37.

     Our common stock includes Class A and Class B common stock. The rights of holders of the Class A common stock and Class B common stock differ with respect to certain aspects of dividends, liquidations and voting. The Class A common stock has preferential rights with respect to cash dividends and distributions upon the liquidation of Adelphia. Holders of Class B common stock are entitled to greater voting rights than the holders of Class A common stock. However, the holders of Class A common stock, voting as a separate class, are entitled to elect one of Adelphia's directors.

                             ---------------------

     YOU SHOULD CAREFULLY REVIEW "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF THINGS YOU SHOULD CONSIDER WHEN INVESTING IN SECURITIES OF ADELPHIA.

                             ---------------------

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                  THE DATE OF THIS PROSPECTUS IS JULY 20, 2001

                               TABLE OF CONTENTS

Adelphia....................................................     2
Risk Factors................................................     3
Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends...........................................    15
Dilution....................................................    16
Use of Proceeds.............................................    16
Description of Debt Securities..............................    17
Description of Capital Stock................................    27
Description of Warrants.....................................    31
Description of Depositary Shares............................    36
Description of Guarantees...................................    38
Plan of Distribution........................................    40
Where You Can Find More Information.........................    42
Legal Matters...............................................    43
Experts.....................................................    43

     This summary may not contain all the information that may be important to you. You should read the entire prospectus and those documents incorporated by reference into this document, including the risk factors, financial data and related notes, before making an investment decision. When we use the term Adelphia Parent Company in this prospectus, we are referring only to the parent holding company entity, Adelphia Communications Corporation, and not to its subsidiaries.

                                    ADELPHIA

     Adelphia is a leader in the telecommunications industry with cable television and local telephone operations. We are the sixth largest cable television operator in the United States. Through our subsidiary Adelphia Business Solutions, Inc., we own and operate a leading national provider of facilities-based integrated communications services. John J. Rigas, the Chairman, President, Chief Executive Officer and founder of Adelphia, has owned and operated cable television systems since 1952.

     Our operations consist of providing telecommunications services primarily over our networks, which are commonly referred to as broadband networks because they can transmit large quantities of voice, video and data by way of digital or analog signals. We owned cable television systems with broadband networks that passed in front of approximately 9.5 million homes and served approximately 5.8 million basic subscribers as of March 31, 2001, after giving effect to pending cable system acquisitions. Our core cable systems are organized into six clusters: Los Angeles, PONY (Western Pennsylvania, Ohio and New York), New England, Florida, Virginia and Colorado Springs. Approximately 45% of our basic subscribers are located in our Los Angeles and PONY clusters and approximately 82% of our basic subscribers are located in our six core clusters.

     Adelphia Business Solutions provides its customers with alternatives to the incumbent local telephone company for local and long distance voice services, high-speed data and Internet services. Adelphia Business Solutions' telephone operations are referred to as being facilities based, which means it generally owns or has long-term leases for the local telecommunications networks and facilities it uses to deliver these services. Adelphia Business Solutions served 75 markets and had 309 central office collocations as of March 31, 2001. Adelphia Business Solutions' Class A common stock is quoted on the Nasdaq National Market under the symbol "ABIZ."

     Our executive offices are located at One North Main Street, Coudersport, Pennsylvania 16915, and our telephone number is (814) 274-9830.

RECENT DEVELOPMENTS

     Please see the applicable prospectus supplement and Adelphia's recent public filings for recent developments.

                                  RISK FACTORS

     Before you invest in our securities, you should be aware that there are various risks associated with investing in Adelphia, including those described below. You should consider carefully these risk factors together with all of the other information included in or incorporated by reference in this prospectus before you decide to purchase our securities.

HIGH LEVEL OF INDEBTEDNESS

   As of March 31, 2001, we
owed approximately
$13.7 billion. Our high
level of
indebtedness can have
important adverse
consequences to us and to
you. Adelphia has a substantial amount of debt. We borrowed this money to purchase and to expand our cable systems and other operations and, to a lesser extent, for investments and loans to our subsidiaries and other affiliates. At March 31, 2001, our indebtedness totaled approximately $13.7 billion. This included approximately:

                              - $4.3 billion of Adelphia Parent Company public
                                debt;

                              - $852.1 million of public debt owed by our
                                subsidiary, Adelphia Business Solutions;

                              - $1.8 billion of public debt owed by our
                                subsidiary, Arahova Communications, Inc.;

                              - $531.2 million of public debt owed by our
                                subsidiary, FrontierVision Partners, L.P.;

                              - $202.9 million of public debt owed by our
                                subsidiary, Olympus Communications, L.P.; and

                              - $6.0 billion of other debt owed by our
                                subsidiaries to banks, other financial
                                institutions and other persons.

   Debt service consumes a
substantial portion of the
cash
we generate. This could
affect
our ability to invest in
our
business in the future as
well
as to react to changes in
our
industry or economic
downturns.                    Our high level of indebtedness can have important
                              adverse consequences to us and to you. It requires that we spend a substantial portion of the cash we get from our business to repay the principal and interest on these debts. Otherwise, we could use these funds for general corporate purposes or for capital improvements. Our ability to obtain new loans for working capital, capital expenditures, acquisitions or capital improvements may be limited by our current level of debt. In addition, having such a high level of debt could limit our ability to react to changes in our industry and to economic conditions generally. In addition to our debt, at March 31, 2001, the Adelphia Parent
                              Company had approximately $148.6 million and Adelphia Business Solutions had approximately
                              $306.9 million of redeemable exchangeable preferred stock which contain payment obligations that are similar to Adelphia's debt obligations.

   Approximately 44% of our
debt outstanding at March
31,
2001 matures on or before
December 31, 2005 and all
of it
matures prior to December
31,
2017. Our debt comes due at various times through the year 2017, including an aggregate of approximately $5.9 billion as of March 31, 2001, which matures on or before December 31, 2005.

   Our Business Requires
Substantial Additional
Financing
And If We Do Not Obtain
That
Financing We May Not Be
Able
To Upgrade Our Plant, Offer
Services, Make Payments
When Due Or Refinance
Existing Debt                 Our business requires substantial additional
                              financing on a continuing basis for capital expenditures and other purposes including:

                              - constructing and upgrading our plant and
                                networks--some of these upgrades we must make to comply with the requirements of local cable franchise authorities;

                              - offering new services;

                              - scheduled principal and interest payments;

                              - refinancing existing debt; and

                              - acquisitions and investments.

                              There can be no guarantee that we will be able to issue additional debt or sell stock or other additional equity on satisfactory terms, or at all, to meet our future financing needs.

WE HAVE HAD LARGE LOSSES
AND WE EXPECT THIS TO
CONTINUE Our Total Convertible Preferred Stock, Common Stock and Other Stockholders' Equity at March 31, 2001 was approximately $5.2 billion.

                              Our continuing net losses, which are mainly due to our high levels of depreciation and amortization and interest expense, may create deficiencies in or reduce our Total Convertible Preferred Stock, Common Stock and Other Stockholders' Equity. Our recent net (losses) income applicable to our common stockholders were approximately as follows for the periods specified:

                              - nine months ended December 31, 1998 -- $(114.5)
                                million;

                              - fiscal year ended December 31, 1999 -- $(282.7)
                                million;

                              - fiscal year ended December 31, 2000 -- $(602.5)
                                million; and

                              - three months ended March 31, 2001 -- $137.1
                                million.

                              We expect to continue to incur large net losses for the next several years. Net income for the three months ended March 31, 2001 includes a substantial non-cash gain on a cable systems swap.

   Historically our
earnings
have been insufficient to
pay for
our fixed charges and
preferred
stock dividends.              For the nine months ended December 31, 1998 and
                              the years ended December 31, 1999 and 2000, our earnings from continuing operations could not pay for our combined fixed charges and preferred stock dividends as set forth in the table below, although combined fixed charges and preferred stock dividends included substantial non-cash charges for depreciation, amortization and non-cash interest expense on some of our debts and the non-cash expense of Adelphia Business Solutions' preferred stock dividends:

                                                                                     EARNINGS     NON-CASH
                                                                                    DEFICIENCY    CHARGES
                                                                                    ----------   ----------
                                                                                        (IN THOUSANDS)
                                        -    nine months ended December 31, 1998     $ 95,595    $  186,173
                                        -    fiscal year ended December 31, 1999     $281,975    $  455,266
                                        -    fiscal year ended December 31, 2000     $916,103    $1,053,900

                              For the three months ended March 31, 2001, our ratio of earnings to combined fixed charges and preferred stock dividends was 1.68 to 1.00, however our earnings included a substantial non-cash gain on a cable systems swap.

   If we cannot refinance
our
debt or obtain new loans,
we
would likely have to
consider
various financing options.
We
cannot guarantee that any
options available to us
would
enable us to repay our debt
in
full. Historically, the cash we generate from our operating activities and borrowings has been sufficient to meet our requirements for debt service, working capital, capital expenditures and investments in and advances to our affiliates, and we have depended on additional borrowings to meet our liquidity requirements. Although in the past we have been able both to refinance our debt and to obtain new debt, there can be no guarantee that we will be able to continue to do so in the future or that the cost to us or the other terms which would affect us would be as favorable to us as current loans and credit agreements. Under these circumstances, we may need to consider various financing options, such as the sale of additional equity or some of our assets to meet the principal and interest payments we owe, negotiate with our lenders to restructure existing loans or explore other options available under applicable laws including those under reorganization or bankruptcy laws. We believe that our business will continue to generate cash and that we will be able to obtain new loans to meet our cash needs. However, the covenants in the indentures and credit agreements for our current debt provide some limitations on our ability to borrow more money.

COMPETITION                   The telecommunications services provided by
                              Adelphia are subject to strong competition and potential competition from various sources.

   Our cable television
business is subject to
strong
competition from several
sources which could
adversely
affect revenue or revenue
growth. Our cable television systems compete with other means of distributing video to home televisions such as Direct Broadcast Satellite systems, commonly known as DBS systems. Some local telephone companies have expressed an interest in entering the video-to-home business.

                              In addition, because our systems are operated under non-exclusive franchises, other applicants may obtain franchises in our franchise areas and overbuild our systems. For example, some regional Bell telephone operating companies and local telephone companies have facilities which are capable of delivering cable television service and could seek competitive franchises. We cannot predict either the extent to which competition will continue to materialize or, if such competition materializes, the extent of its effect on our cable television business.

                              Our cable television systems also face competition from other communications and entertainment media, including conventional off-air television broadcasting services, newspapers, movie theaters, live sporting events and home video products. We cannot predict the extent to which competition may affect us.

                              Our cable modem and dial up Internet access business is currently subject to strong competition and there exists the potential for future competition from a number of sources. With respect to high-speed cable modem service, telephone companies are beginning to implement various digital subscriber line services, xDSL, that allow high-speed internet access services to be offered over telephone lines. DBS companies offer high-speed Internet access over their satellite facilities and other terrestrial based wireless operators, or MultiChannel Multipoint Distribution Systems, commonly known as MMDS, are beginning to introduce high-speed access as well. In addition, there are now a number of legislative, judicial and regulatory efforts seeking to mandate cable television operators to provide open access to their facilities to competitors that want to offer Internet access over cable services. With respect to dial up Internet access services, there are numerous competitive Internet Service Providers commonly known as ISPs, in virtually every franchise area. The local telephone exchange company typically offers ISP services, as do a number of other nationally marketed ISPs such as America Online, Compuserve and AT&T Worldnet. Adelphia cannot predict the extent to which competition will continue to materialize or, if such competition materializes, the extent of its effect on our Internet access business.

   We depend on third-party
equipment and software
suppliers. If we are unable
to
procure the necessary
equipment, our ability to
offer
our services could be
impaired.
This could adversely affect
our
growth, financial condition
and
results of operations.        We depend on vendors to supply our cable and
                              telephone related electronic equipment, such as the set-top converter boxes for analog and digital cable services. This equipment is available from a limited number of suppliers. For example, we typically purchase set-top converter boxes under purchase orders placed from time to time and do not carry significant inventories of set-top converter boxes. If demand for set-top converter boxes exceeds our supply or inventories and we are unable to obtain required set-top converter boxes on a timely basis and at an acceptable cost, our ability to recognize additional revenue from these services could be delayed or impaired. In addition, if there are no suppliers who are able to provide converter devices that comply with evolving Internet and telecommunications standards or that are compatible with other products or components we use, our business may be materially impaired.

   Adelphia Business
Solutions' operations are
also
subject to risk because
Adelphia Business Solutions
competes principally with
established local telephone
carriers that have
long-standing
utility relationships with
their
customers and pricing
flexibility
for local telephone
services.                     In each of the markets served by Adelphia Business
                              Solutions' networks, the competitive local exchange carrier services offered by Adelphia
                              Business Solutions compete principally with the services offered by the incumbent local telephone exchange carrier company serving that area. Local telephone companies have long-standing relationships with their customers, have the potential to subsidize competitive services from monopoly service revenues, and benefit from favorable state and federal regulations. The mergers of Bell Atlantic and NYNEX, SBC and Ameritech, and Bell Atlantic and GTE, which created Verizon Communications, created very large companies whose combined territories cover a substantial portion of Adelphia Business
                              Solutions' markets. Other combinations have occurred in the industry, such as the mergers between Qwest and US West, and AOL and Time
                              Warner, which may have a material adverse effect on Adelphia Business Solutions' ability to compete and terminate and originate calls over Adelphia
                              Business Solutions' networks.

                              We believe that local telephone companies will gain increased pricing flexibility from regulators as competition increases. Adelphia Business Solutions' operating results and cash flow could be materially and adversely affected by actions by regulators, including permitting the incumbent local telephone companies in Adelphia Business Solutions' markets to do the following:

                              - lower their rates substantially;

                              - engage in aggressive volume and term discount
                                pricing practices for their customers; or

                              - charge excessive fees or otherwise impose on
                                Adelphia Business Solutions excessive obstacles for interconnection to the incumbent local telephone company's networks.

   If the regional Bell
telephone operating
companies
obtain regulatory approval
to
offer long distance service
in
competition with Adelphia
Business Solutions'
significant
customers, some of these
major customers could lose
market share.                 The regional Bell telephone operating companies
                              can now obtain regulatory approval to offer long distance services if they comply with the local market opening requirements of the federal
                              Telecommunications Act of 1996. To date, the FCC has authorized Verizon to provide long distance services in New York and Massachusetts, and SBC to provide these services in Texas, Kansas, and Oklahoma. The FCC has rejected several other applications, but we expect that numerous additional requests will be filed by Bell operating companies over the next few years.
                              Approvals of such requests could result in decreased market share for the major long distance carriers which are among Adelphia Business
                              Solutions' significant customers. This could have a material adverse effect on Adelphia Business
                              Solutions.

                              In addition, once they obtain long distance authority, the regional Bell telephone operating companies could be less cooperative in providing access to their networks. This lack of cooperation, or labor strikes or work stoppages similar to the August 2000 Verizon strike, could impair or delay the ability of Adelphia Business Solutions to connect its networks with those of the incumbent local exchange carriers.

   The regional Bell
telephone
companies continue to seek
other regulatory approvals
that
could significantly enhance
their
competitive position
against
Adelphia Business
Solutions.                    Some of the regional Bell operating companies have
                              also filed petitions with the FCC requesting waivers of other obligations under the federal
                              Telecommunications Act of 1996. These involve services Adelphia Business Solutions also provides such as high speed data, long distance, and services to ISPs. If the FCC grants the regional
                              Bell operating companies' petitions, this could have a material adverse effect on Adelphia
                              Business Solutions.

   Potential competitors to
Adelphia Business
Solutions'
telecommunications services
include the regional Bell
telephone companies, AT&T,
WorldCom and Sprint,
electric
utilities and other
companies
that have advantages over
Adelphia Business
Solutions.                    Potential competitors of Adelphia Business
                              Solutions include other competitive local exchange carriers, incumbent local telephone companies which are not subject to regional Bell operating companies' restrictions on offering long distance service, AT&T, WorldCom, Sprint, Global Crossing and other long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telecommunications providers, and private networks built by large end users. Both AT&T and WorldCom offer local telephone services in some areas of the country and are expanding their networks. AT&T also merged with both
                              Tele-Communications, Inc. and MediaOne Group,
                              Inc., thereby becoming the largest operator of cable television systems in the country. Although we have good relationships with the long distance carriers, they could build their own facilities, purchase other carriers or their facilities, or resell the services of other carriers rather than use Adelphia Business Solutions' services when entering the market for local exchange services.

                              Many of Adelphia Business Solutions' current and potential competitors, particularly incumbent local telephone companies, have financial, personnel and other resources substantially greater than those of Adelphia Business Solutions, as well as other competitive advantages over Adelphia Business Solutions.

WE ARE SUBJECT TO EXTENSIVE
REGULATION
   Our cable television and
telecommunications
businesses
are heavily regulated as to
rates we can charge and
other
matters. This regulation
could
limit our ability to
increase
rates, cause us to decrease
then current rates or
require us
to refund previously
collected
fees. The cable television industry and the provision of local telephone exchange services are subject to extensive regulation at the federal, state and local levels, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. In particular, FCC regulations limit our ability to set and increase rates for our basic cable television service package and for the provision of cable television-related equipment. The law permits certified local franchising authorities to order refunds of rates paid in the previous 12-month period determined to be in excess of the permitted reasonable rates. It is possible that rate reductions or refunds of previously collected fees may be required in the future. In addition, the FCC has recently adopted rules which will require cable operators to carry the digital signals of broadcast television stations. However, the FCC has tentatively decided that cable operators should not be required to carry both the analog and digital services of broadcast television stations while broadcasters are transitioning from analog to digital transmission. Carrying both the analog and digital services of broadcast television stations would consume additional cable capacity. As a result, a requirement to carry both analog and digital services of broadcast television stations could require the removal of popular programming services with materially adverse results for cable operators.

                              We must comply with rules of the local franchising authorities to retain and renew our cable franchises, among other matters. There can be no assurances that the franchising authorities will not impose new and more restrictive requirements as a condition to franchise renewal.

                              Similarly, Adelphia Business Solutions is subject to state and local regulations and in some cases must obtain appropriate state certifications and/or local franchises to construct facilities and offer services. There can be no assurance that Adelphia Business Solutions' state and local regulators will not impose new and more restrictive requirements as a condition to renew any required certifications and franchises.

                              On February 26, 1999, the FCC released a
                              Declaratory Ruling and Notice of Proposed
                              Rulemaking which held that calls to ISPs within a local calling area are "non-local" because such calls tend to continue beyond state borders, meaning that the reciprocal compensation provisions of the federal Telecommunications Act of 1996 did not apply to calls to ISPs. However, the FCC left open the possibility that state commissions could impose reciprocal compensation obligations on local exchange carriers that send calls to ISPs. Imposition of reciprocal compensation obligations would benefit the local exchange carriers that terminate the calls with the ISP, such as competitive local Exchange carriers that provide local exchange services to their own ISPs. As ISPs do not make outgoing calls, the compensation for terminating traffic would always flow from the LECs that originate the calls to the LECs that terminate the calls. The United States Court of Appeals for the District of Columbia Circuit vacated this FCC ruling on March 24, 2000, and remanded the matter to the FCC. On April 27, 2001, the FCC decided on remand that calls to ISPs constitute interstate access traffic and thus are not subject to reciprocal compensation. Rather than immediately eliminate the current system, the FCC established a transitional cost recovery mechanism for the exchange of this traffic. In addition, the FCC capped the number of minutes for which a CLEC may receive compensation in a given state, at the number of minutes received in the first quarter of 2001 (annualized), plus a 10% growth factor. It appears likely that this ruling will be appealed. In the meantime, the FCC's current order and/or subsequent state or court rulings could affect the costs incurred by ISPs and CLECs and the demand for their services.

                              Proposals are continuing to be made before Congress and the FCC to mandate cable operators to provide "open access" over their cable systems to other ISPs. To date, the FCC has declined to impose such requirements. This same open access issue is being considered by some local franchising authorities as well. Several local franchising authorities have mandated open access. This issue is being actively litigated. A federal district court in Portland, Oregon, upheld the authority of the local franchising authority to impose an open access requirement in connection with a cable television franchise transfer. On appeal, the U.S. Court of Appeals for the Ninth Circuit reversed the district court and ruled that a local franchising authority has no authority to impose an open access requirement on cable television operators. Additionally, federal district courts in Richmond, Virginia and Miami, Florida have held that a local franchising authority cannot impose an open access requirement. The Virginia case has been appealed to the U.S. Court of Appeals for the Fourth Circuit. If the FCC or other authorities mandate additional access to Adelphia's cable systems, we cannot predict the effect that this would have on our Internet access over cable business.

   The federal
Telecommunications Act of
1996 may have a significant
impact on our cable
television
and telephone businesses.     The federal Telecommunications Act of 1996
                              substantially changed federal, state and local laws and regulations governing our cable television and telecommunications businesses. This law could materially affect the growth and operation of the cable television industry and the cable services we provide. Although this legislation may lessen regulatory burdens, the cable television industry may be subject to new competition as a result. There are numerous rulemakings that have been and continue to be undertaken by the FCC which will interpret and implement the provisions of this law. Furthermore, portions of this law have been, and likely other portions will be, challenged in the courts. We cannot predict the outcome of such rulemakings or lawsuits or the short- and long-term effect, financial or otherwise, of this law and FCC rulemakings on us.

                              Similarly, the federal Telecommunications Act of 1996 removes entry barriers for all companies and could increase substantially the number of competitors offering comparable services in Adelphia Business Solutions' markets or potential markets. Furthermore, we cannot guarantee that rules adopted by the FCC or state regulators or other legislative or judicial initiatives relating to the telecommunications industry will not have a material adverse effect on Adelphia Business Solutions.

UNEQUAL VOTING RIGHTS OF
STOCKHOLDERS                  Adelphia has two classes of common stock -- Class
                              A which carries one vote per share and Class B which carries 10 votes per share. Under Adelphia's
                              Certificate of Incorporation, the Class A shares elect only one of our nine directors.

CONTROL OF VOTING POWER BY
THE RIGAS FAMILY
   The Rigas family can
control
stockholder decisions on
very
important matters.            While the public owns a majority of the
                              outstanding shares of Adelphia's Class A common stock, the Rigas family owns about 16.7% of those shares as of April 1, 2001, as well as all of the outstanding shares of Class B common stock. The
                              Rigas family has also agreed to purchase (i) approximately 5,819,367 shares of Class B common stock, (ii) $167,367,000 of 6% convertible subordinated notes due 2006, which are initially convertible into approximately 3,000,000 shares of Class B common stock, and (iii) $400,000,000 of 3.25% convertible subordinated notes due 2021, which are initially convertible into approximately
                              9,141,000 shares of Class B common stock, pursuant to separate purchase agreements between Adelphia and Highland 2000, L.P., a Rigas family partnership, which when consummated (and assuming full conversion into Class B common stock by only the Rigas family) would result in the Rigas family beneficially owning shares representing approximately 32.9% of the total number of outstanding shares of both classes of Adelphia's common stock and approximately 75.7% of the total voting power of Adelphia's shares. As a result of the Rigas family's stock ownership and an agreement among the Class B stockholders, members of the Rigas family have the power to elect eight of nine
                              Adelphia directors. In addition, the Rigas family could control stockholder decisions on other matters such as amendments to Adelphia's
                              Certificate of Incorporation and Bylaws, and mergers or other fundamental corporate transactions.

THERE ARE POTENTIAL
CONFLICTS
OF INTEREST BETWEEN
ADELPHIA
AND THE RIGAS FAMILY          John J. Rigas and the other executive officers of
                              Adelphia, including other members of the Rigas family, own other corporations and partnerships, which are managed by us for a fee. Subject to the restrictions contained in a business opportunity agreement regarding future acquisitions, Rigas family members and the executive officers are free to continue to own these interests and acquire additional interests in cable television systems.
                              These activities could present a conflict of interest with Adelphia, such as how much time our executive officers devote to our business. In addition, there have been and will continue to be transactions between us and the executive officers or the other entities they own or with which they have affiliations.

HOLDING COMPANY STRUCTURE
AND POTENTIAL IMPACT OF
RESTRICTIVE COVENANTS IN
SUBSIDIARY DEBT AGREEMENTS    The Adelphia Parent Company directly owns no
                              significant assets other than stock, partnership interests and equity and other interests in our subsidiaries and in other companies. This creates risks regarding our ability to provide cash to the Adelphia Parent Company to repay the interest and principal which it owes, our ability to pay cash dividends to our common stockholders in the future, and the ability of our subsidiaries and other companies to respond to changing business and economic conditions and to get new loans.

   The Adelphia Parent
Company depends on its
subsidiaries and other
companies in which it has
investments to fund its
cash
needs. The public indentures and the credit agreements for bank and other financial institution loans of our subsidiaries and other companies in which we have invested, restrict their ability and the ability of the companies they own to make payments to the Adelphia Parent Company. These agreements also place other restrictions on the borrower's ability to borrow new funds. The ability of a subsidiary or a company in which we have invested to comply with debt restrictions may be affected by events that are beyond our control. The breach of any of these covenants could result in a default which could result in all loans and other amounts owed to its lenders becoming due and payable. Our subsidiaries and companies in which we have invested might not be able to repay in full the accelerated loans.

IT IS UNLIKELY YOU WILL
RECEIVE
A RETURN ON YOUR SHARES
THROUGH THE PAYMENT OF
CASH DIVIDENDS                Adelphia has never declared or paid cash dividends
                              on any of its common stock and has no intention of doing so in the foreseeable future. As a result, it is unlikely that you will receive a return on your shares through the payment of cash dividends.

FUTURE SALES OF ADELPHIA
COMMON STOCK COULD
ADVERSELY AFFECT ITS MARKET
PRICE Sales of a substantial number of shares of Class A common stock or Class B common stock, including sales by any pledgees of such shares, could adversely affect the market price of Class A common stock and could impair our ability in the future to raise capital through stock offerings. Under various registration rights agreements or arrangements, the Rigas family has the right, subject to some limitations, to require Adelphia to register substantially all of the shares which it owns of Class A common stock, consisting of approximately 25,600,000 shares, Class B common stock, consisting of 19,235,998 shares and the equivalent number of shares of Class A common stock into which they may be converted. Among others, Adelphia has registered or agreed to register for public sale the following shares:

                              - for Citizens Cable Company--1,852,302 shares of
                                Class A common stock owned as of October 1, 1999;

                              - for the selling stockholders receiving shares in
                                the Verto Communications, Inc.
                                acquisition--2,574,379 shares of Class A common stock;

                              - for the former owners of
                                FrontierVision--approximately 7,000,000 shares of Class A common stock in connection with the FrontierVision acquisition;

                              - for the selling stockholders receiving shares in
                                the Benchmark Media, Inc. acquisition--2,394,778 shares of Class A common stock;

                              - for the selling stockholders receiving shares in
                                the Buenavision Telecommunications, Inc.
                                acquisition--453,636 shares of Class A common stock;

                              - for an entity controlled by members of the
                                family of John J. Rigas--5,819,367 shares of Class B (and the underlying Class A) common stock to be purchased by that entity within 270 days from January 23, 2001;

                              - for members of the immediate family of John J.
                                Rigas and entities they control and the Estate of Bill Daniels--up to approximately 12,000,000 shares of Class A common stock (including Class B common stock to be converted into Class A) in connection with the Rigas family's acquisition of cable systems from the Estate of Bill Daniels;

                              - for an entity controlled by members of the
                                family of John J. Rigas--approximately 3,000,000 shares of Class B (and the underlying Class A) common stock, upon conversion of the convertible subordinated notes to be purchased by that entity within 270 days from January 23, 2001;

                              - for an entity controlled by members of the
                                family of John J. Rigas--approximately 9,141,000 shares of Class B (and the underlying Class A) common stock, upon conversion of the convertible subordinated notes to be purchased by that entity within 270 days from April 25, 2001;

                              - in connection with the acquisition of cable
                                television systems from AT&T Corp.,
                                approximately $73,000,000 of shares of Class A common stock to be issued upon the closing of that transaction;

                              - in connection with the Century Communications
                                Corp. acquisition approximately 26,000,000 shares of Class A common stock held by Leonard Tow and trusts and foundations established by Mr. Tow; and

                              - in connection with the acquisition of the
                                greater Cleveland systems from Cablevision
                                Systems Corporation, 10,800,000 shares of Class A common stock.

                              In addition, the Rigas family may pledge their shares in connection with margin loans made to members of the Rigas family. These pledgees could freely sell any shares acquired upon a foreclosure.

OUR ACQUISITIONS AND
EXPANSION COULD INVOLVE
OPERATIONAL AND OTHER RISKS   Because we are experiencing a period of rapid
                              expansion through acquisition, the operating complexity of Adelphia, as well as the responsibilities of management personnel, have increased. Our ability to manage such expansion effectively will require us to continue to expand and improve our operational and financial systems and to expand, train and manage our employee base.

                              Our recent and pending acquisitions involve, and our future acquisitions will involve, the acquisition of companies that have previously operated independently. There is no guarantee that we will be able to realize the benefits expected from the integration of operations from these transactions.

PURCHASERS OF OUR COMMON
STOCK WILL INCUR IMMEDIATE
DILUTION Persons purchasing our common stock will incur immediate and substantial net tangible book value dilution.

FORWARD-LOOKING STATEMENTS
IN THIS PROSPECTUS ARE
SUBJECT TO RISKS AND
UNCERTAINTIES                 The statements contained or incorporated by
                              reference in this prospectus that are not historical facts are "forward-looking statements" and can be identified by the use of forward-looking terminology such as "believes,"
                              "expects," "may," "will," "should," "intends" or
                              "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.

                              Certain information set forth or incorporated by reference in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Adelphia's Annual Report on Form 10-K, as amended by Form 10-K/A, and in Adelphia's most recent Quarterly Report on Form 10-Q is forward-looking. Such forward-looking information involves important risks and uncertainties that could significantly affect expected results in the future from those expressed in any forward-looking statements made by, or on behalf of, us. These risks and uncertainties include, but are not limited to, uncertainties relating to general business and economic conditions, our growth and financings, the availability and cost of capital, acquisitions and divestitures, government and regulatory policies, the pricing and availability of equipment, materials, inventories and programming, dependence on customers and their spending patterns, risks associated with reliance on the performance and financial condition of vendors and customers, product acceptance, our ability to execute on our business plans and to construct, expand and upgrade our cable systems, fiber optic net-works and related facilities, technological developments and changes in the competitive environment in which we operate. Persons reading this prospectus are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

   RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the ratio of earnings to combined fixed charges and preferred stock dividends of Adelphia for the periods indicated. For purposes of calculating the ratio of earnings available to cover combined fixed charges and preferred stock dividends:

     - earnings consist of loss before income taxes and extraordinary items plus fixed charges, excluding capitalized interest, and

     - fixed charges consist of interest, whether expensed or capitalized, plus amortization of debt issuance costs plus the assumed interest component of rent expense.

FISCAL YEAR ENDED   NINE MONTHS ENDED   FISCAL YEAR ENDED
    MARCH 31,         DECEMBER 31,        DECEMBER 31,      THREE MONTHS ENDED
-----------------   -----------------   -----------------       MARCH 31,
 1997      1998           1998           1999      2000            2001
 ----     -------   -----------------   -------   -------   ------------------
--          --            --              --        --         1.68 to 1.00

     For the years ended March 31, 1997 and 1998, the nine months ended December 31, 1998 and the years ended December 31, 1999 and 2000, Adelphia's earnings were insufficient to cover its combined fixed charges and preferred stock dividends by approximately $61,848,000, $113,941,000, $95,595,000, $281,975,000
and $916,103,000, respectively.

                                    DILUTION

     The net tangible book value of Adelphia's common stock as of March 31, 2001 was a deficit of approximately $10,309,584,000 or a negative $59.70 a share. Net tangible book value per share represents the amount of Adelphia's convertible preferred stock, common stock and other stockholders' equity, less intangible assets, divided by shares of Adelphia's common stock outstanding. Purchasers of our common stock will have an immediate dilution of net tangible book value which will exceed the purchase price per share, due to our having a net tangible book value deficit.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, we intend to apply the net proceeds from the sale of the securities to which this prospectus relates to general funds to be used for general corporate purposes including capital expenditures, acquisitions, the reduction of indebtedness, investments and other purposes. We may invest funds not required immediately for such purposes in short-term obligations or we may use them to reduce the future level of our indebtedness.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth general terms and provisions of the debt securities to which any prospectus supplement may relate. We will describe the particular terms and provisions of the series of debt securities offered by a prospectus supplement, and the extent to which such general terms and provisions described below may apply thereto, in the prospectus supplement relating to such series of debt securities.

     The senior debt securities are to be issued in one or more series under an indenture, as supplemented or amended from time to time between Adelphia and an institution that we will name in the related prospectus supplement, as trustee. For ease of reference, we will refer to the indenture relating to senior debt securities as the senior indenture and we will refer to the trustee under that indenture as the senior trustee. The subordinated debt securities are to be issued in one or more series under an indenture, as supplemented or amended from time to time, between Adelphia and an institution that we will name in the related prospectus supplement, as trustee. For ease of reference, we will refer to the indenture relating to subordinate debt securities as the subordinate indenture and we will refer to the trustee under that indenture as the subordinate trustee. This summary of certain terms and provisions of the debt securities and the indentures is not necessarily complete, and we refer you to the copy of the form of the indentures which are filed as an exhibit to the registration statement of which this prospectus forms a part, and to the Trust Indenture Act. Whenever we refer to particular defined terms of the indentures in this Section or in a prospectus supplement, we are incorporating these definitions into this prospectus or the prospectus supplement.

GENERAL

     The debt securities will be issuable in one or more series pursuant to an indenture supplemental to the applicable indenture or a resolution of Adelphia's board of directors or a committee of the board. Unless otherwise specified in a prospectus supplement, each series of senior debt securities will rank pari passu in right of payment with all of Adelphia Parent Company's other senior unsecured obligations. Each series of subordinated debt securities will be subordinated and junior in right of payment to the extent and in the manner set forth in the subordinated indenture and the supplemental indenture relating to that debt. Except as otherwise provided in a prospectus supplement, the indentures do not limit the incurrence or issuance of other secured or unsecured debt of Adelphia, whether under the indentures, any other indenture that Adelphia may enter into in the future or otherwise. For more information, you should read the prospectus supplement relating to a particular offering of securities.

     The applicable prospectus supplement or prospectus supplements will describe the following terms of each series of debt securities:

     - the title of the debt securities and whether such series constitutes senior debt securities or subordinated debt securities;

     - any limit upon the aggregate principal amount of the debt securities;

     - the date or dates on which the principal of the debt securities is payable or the method of that determination or the right, if any, of Adelphia to defer payment of principal;

     - the rate or rates, if any, at which the debt securities will bear interest (including reset rates, if any, and the method by which any such rate will be determined), the interest payment dates on which interest will be payable and the right, if any, of Adelphia to defer any interest payment;

     - the place or places where, subject to the terms of the indenture as described below under the caption "-- Payment and Paying Agents," the principal of and premium, if any, and interest, if any, on the debt securities will be payable and where, subject to the terms of the indenture as described below under the caption "-- Denominations, Registration and Transfer," Adelphia will maintain an office or agency where debt securities may be presented for registration of transfer or exchange and the place or places where notices and demands to or upon Adelphia in respect of the debt securities and the indenture may be made;

     - any period or periods within, or date or dates on which, the price or prices at which and the terms and conditions upon which debt securities may be redeemed, in whole or in part, at the option of Adelphia pursuant to any sinking fund or otherwise;

     - the obligation, if any, of Adelphia to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder and the period or periods within which, the price or prices at which, the currency or currencies including currency unit or units, in which and the other terms and conditions upon which the debt securities will be redeemed or purchased, in whole or in part, pursuant to such obligation;

     - the denominations in which any debt securities will be issuable if other than denominations of $1,000 and any integral multiple thereof;

     - if other than in U.S. Dollars, the currency or currencies, including currency unit or units, in which the principal of, and premium, if any, and interest, if any, on the debt securities will be payable, or in which the debt securities shall be denominated;

     - any additions, modifications or deletions in the events of default or covenants of Adelphia specified in the indenture with respect to the debt securities;

     - if other than the principal amount, the portion of the principal amount of debt securities that will be payable upon declaration of acceleration of the maturity thereof;

     - any additions or changes to the indenture with respect to a series of debt securities that will be necessary to permit or facilitate the issuance of the series in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

     - any index or indices used to determine the amount of payments of principal of and premium, if any, on the debt securities and the manner in which such amounts will be determined;

     - subject to the terms described under "-- Global Debt Securities," whether the debt securities of the series will be issued in whole or in part in the form of one or more global securities and, in such case, the depositary for the global securities;

     - the appointment of any trustee, registrar, paying agent or agents;

     - the terms and conditions of any obligation or right of Adelphia or a holder to convert or exchange debt securities into preferred securities or other securities;

     - whether the defeasance and covenant defeasance provisions described under the caption "--Satisfaction and Discharge; Defeasance" will be inapplicable or modified;

     - any applicable subordination provisions in addition to those set forth herein with respect to subordinated debt securities; and

     - any other terms of the debt securities not inconsistent with the provisions of the applicable indenture.

     We may sell debt securities at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. We will describe material U.S. federal income tax consequences and special considerations applicable to the debt securities in the applicable prospectus supplement.

     If the purchase price of any of the debt securities is payable in one or more foreign currencies or currency units or if any debt securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any debt securities is payable in one or more foreign currencies or currency units, we will set forth the restrictions, elections, material U.S.

federal income tax considerations, specific terms and other information with respect to such issue of debt securities and such foreign currency or currency units in the applicable prospectus supplement.

     If any index is used to determine the amount of payments of principal, premium, if any, or interest on any series of debt securities, we will describe the material U.S. federal income tax, accounting and other considerations applicable thereto in the applicable prospectus supplement.

DENOMINATIONS, REGISTRATION AND TRANSFER

     Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issuable only in registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. Debt securities of any series will be exchangeable for other debt securities of the same issue and series, of any authorized denominations of a like aggregate principal amount, the same original issue date, stated maturity and bearing the same interest rate.

     Holders may present each series of debt securities for exchange as provided above, and for registration of transfer, with the form of transfer endorsed thereon, or with a satisfactory written instrument of transfer, duly executed, at the office of the appropriate securities registrar or at the office of any transfer agent designated by Adelphia for such purpose and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the indenture. Adelphia will appoint the trustee of each series of debt securities as securities registrar for such series under the indenture.

     If the applicable prospectus supplement refers to any transfer agents, in addition to the securities registrar initially designated by Adelphia with respect to any series, Adelphia may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, provided that Adelphia maintains a transfer agent in each place of payment for the series. Adelphia may at any time designate additional transfer agents with respect to any series of debt securities.

     In the event of any redemption, neither Adelphia nor the trustee will be required to:

     - issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the day of mailing of a notice for redemption of debt securities of that series, and ending at the close of business on the day of mailing of the relevant notice of redemption, or

     - transfer or exchange any debt securities so selected for redemption, except, in the case of any debt securities being redeemed in part, any portion not being redeemed.

GLOBAL DEBT SECURITIES

     Unless otherwise specified in the applicable prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that we will deposit with, or on behalf of, a depositary identified in the prospectus supplement relating to such series. Global debt securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual debt securities represented by it, a global debt security may not be transferred except as a whole by the depositary for the global debt security to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor depositary or any nominee of the successor.

     The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to the series. Adelphia anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a global debt security, and the deposit of the global debt security with or on behalf of the applicable depositary, the depositary for the global debt security or its nominee will credit on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by the global debt security to the accounts of persons, more commonly known as participants, that have accounts with the depositary. These accounts will be designated by the dealers, underwriters or agents with respect to the debt securities or by Adelphia if the debt securities are offered and sold directly by Adelphia. Ownership of beneficial interests in a global debt security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global debt security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee with respect to interests of participants and the records of participants with respect to interests of persons who hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global debt security.

     So long as the depositary for a global debt security, or its nominee, is the registered owner of the global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global debt security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global debt security will not be entitled to have any of the individual debt securities of the series represented by the global debt security registered in their names, will not receive or be entitled to receive physical delivery of any debt securities of the series in definitive form and will not be considered the owners or holders of them under the indenture.

     Payments of principal of, and premium, if any, and interest on individual debt securities represented by a global debt security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global debt security representing the debt securities. None of Adelphia, or the trustee, any paying agent, or the securities registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of the global debt security for the debt securities or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     Adelphia expects that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent global debt security representing any of the debt securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the global debt security for the debt securities as shown on the records of the depositary or its nominee. Adelphia also expects that payments by participants to owners of beneficial interests in the global debt security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." These payments will be the responsibility of these participants.

     Unless otherwise specified in the applicable prospectus supplement, if the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by Adelphia within 90 days, Adelphia will issue individual debt securities of the series in exchange for the global debt security representing the series of debt securities. In addition, unless otherwise specified in the applicable prospectus supplement, Adelphia may at any time and in its sole discretion, subject to any limitations described in the prospectus supplement relating to the debt securities, determine not to have any debt securities of the series represented by one or more global debt securities and, in such event, will issue individual debt securities of the series in exchange for such global debt securities. Further, if Adelphia so specifies with respect to the debt securities of a series, an owner of a beneficial interest in a global debt security representing debt securities of the series may, on terms acceptable to Adelphia, the trustee and the depositary for the global debt security, receive individual debt securities of the series in exchange for such beneficial interests, subject to any limitations described in the prospectus supplement relating to the debt securities. In any such instance, an owner of a beneficial interest in a global debt security will be entitled to physical delivery of individual debt securities of the series represented by the global debt security equal in principal amount to its beneficial interest and to have the debt securities registered in its name. Individual debt securities of the series so issued will be issued in denominations, unless otherwise specified by Adelphia, of $1,000 and integral multiples thereof. The applicable prospectus supplement may specify other circumstances under which individual debt securities may be issued in exchange for the global debt security representing any debt securities.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable prospectus supplement, payment of principal of, and premium, if any, and any interest on debt securities will be made at the office of the trustee in New York or at the office of such paying agent or paying agents as Adelphia may designate from time to time in the applicable prospectus supplement, except that at the option of Adelphia payment of any interest may be made:

     - except in the case of global debt securities, by check mailed to the address of the person or entity entitled thereto as such address shall appear in the securities register; or

     - by transfer to an account maintained by the person or entity entitled thereto as specified in the securities register, provided that proper transfer instructions have been received by the regular record date. Unless otherwise indicated in the applicable prospectus supplement, we will make payment of any interest on debt securities to the person or entity in whose name the debt security is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest. Adelphia may at any time designate additional paying agents or rescind the designation of any paying agent. However, Adelphia will at all times be required to maintain a paying agent in each place of payment for each series of debt securities.

     Any moneys deposited with the trustee or any paying agent, or held by Adelphia in trust, for the payment of the principal of, and premium, if any, or interest on any debt security and remaining unclaimed for two years after such principal, and premium, if any, or interest has become due and payable will, at the request of Adelphia, be repaid to Adelphia or released from such trust, as applicable, and the holder of the debt security will thereafter look, as a general unsecured creditor, only to Adelphia for payment.

OPTION TO DEFER INTEREST PAYMENTS OR TO PAY-IN-KIND

     If provided in the applicable prospectus supplement, Adelphia will have the right, at any time and from time to time during the term of any series of debt securities, to defer the payment of interest for such number of consecutive interest payment periods as may be specified in the applicable prospectus supplement, subject to the terms, conditions and covenants, if any, specified in such prospectus supplement, provided that an extension period may not extend beyond the stated maturity of the final installment of principal of the series of debt securities. If provided in the applicable prospectus supplement, Adelphia will have the right, at any time and from time to time during the term of any series of debt securities, to make payments of interest by delivering additional debt securities of the same series. Certain material U.S. federal income tax consequences and special considerations applicable to the debt securities will be described in the applicable prospectus supplement.

SUBORDINATION

     Except as set forth in the applicable prospectus supplement, the subordinated indenture provides that the subordinated debt securities are subordinated and junior in right of payment to all senior indebtedness of Adelphia. If:

     - Adelphia defaults in the payment of any principal, or premium, if any, or interest on any senior indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or declaration or otherwise; or

     - an event of default occurs with respect to any senior indebtedness permitting the holders thereof to accelerate the maturity thereof and written notice of such event of default, requesting that payments on subordinated debt securities cease, is given to Adelphia by the holders of senior indebtedness, then, unless and until the default in payment or event of default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment, in cash, property or securities, by set-off or otherwise, will be made or agreed to be made on account of the subordinated debt securities or interest thereon or in respect of any repayment, redemption, retirement, purchase or other acquisition of subordinated debt securities.

     Except as set forth in the applicable prospectus supplement, the subordinated indenture provides that in the event of:

     - any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to Adelphia, its creditors or its property;

     - any proceeding for the liquidation, dissolution or other winding-up of Adelphia, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

     - any assignment by Adelphia for the benefit of creditors; or

     - any other marshaling of the assets of Adelphia;

all present and future senior indebtedness, including, without limitation, interest accruing after the commencement of the proceeding, assignment or marshaling of assets, will first be paid in full before any payment or distribution, whether in cash, securities or other property, will be made by Adelphia on account of subordinated debt securities. In that event, any payment or distribution, whether in cash, securities or other property, other than securities of Adelphia or any other corporation provided for by a plan of reorganization or a readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions of the indenture, to the payment of all senior indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment and other than payments made from any trust described in the "Satisfaction and Discharge; Defeasance" below, which would otherwise but for the subordination provisions be payable or deliverable in respect of subordinated debt securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of Adelphia being subordinated to the payment of subordinated debt securities will be paid or delivered directly to the holders of senior indebtedness, or to their representative or trustee, in accordance with the priorities then existing among such holders until all senior indebtedness shall have been paid in full. No present or future holder of any senior indebtedness will be prejudiced in the right to enforce subordination of the indebtedness evidenced by subordinated debt securities by any act or failure to act on the part of Adelphia.

     The term "senior indebtedness" is defined as the principal, premium, if any, and interest on:

     - all indebtedness of Adelphia, whether outstanding on the date of the issuance of subordinated debt securities or thereafter created, incurred or assumed, which is for money borrowed, or which is evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities;

     - any indebtedness of others of the kinds described in the first bullet point above for the payment of which Adelphia is responsible or liable as guarantor or otherwise; and

     - amendments, renewals, extensions and refundings of any such indebtedness;

unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is expressly provided that such indebtedness is not superior in right of payment to subordinated debt securities. The senior indebtedness will continue to be senior indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the senior indebtedness or extension or renewal of the senior indebtedness.

     Except as provided in the applicable prospectus supplement, the subordinated indenture for a series of subordinated debt does not limit the aggregate amount of senior indebtedness that may be issued by Adelphia. As of March 31, 2001, senior indebtedness of the Adelphia Parent Company aggregated approximately $3,424,051,000. In addition, because Adelphia is a holding company, the subordinated debt securities are effectively subordinated to all existing and future liabilities of Adelphia's subsidiaries.

MODIFICATION OF INDENTURES

     From time to time, Adelphia and the trustees may modify the indentures without the consent of any holders of any series of debt securities with respect to some matters, including:

     - to cure any ambiguity, defect or inconsistency or to correct or supplement any provision which may be inconsistent with any other provision of the indenture;

     - to qualify, or maintain the qualification of, the indentures under the Trust Indenture Act; and

     - to make any change that does not materially adversely affect the interests of any holder of such series of debt securities.

     In addition, under the indentures, Adelphia and the trustee may modify some rights, covenants and obligations of Adelphia and the rights of holders of any series of debt securities with the written consent of the holders of at least a majority in aggregate principal amount of the series of outstanding debt securities. However, no extension of the maturity of any series of debt securities, reduction in the interest rate, extension of the time for payment of interest, change in the optional redemption or repurchase provisions in a manner adverse to any holder of the series of debt securities, other modification in the terms of payment of the principal of, or interest on, the series of debt securities, or reduction of the percentage required for modification, will be effective against any holder of the series of outstanding debt securities without the holder's consent.

     In addition, Adelphia and the trustees may execute, without the consent of any holder of the debt securities, any supplemental indenture for the purpose of creating any new series of debt securities.

EVENTS OF DEFAULT

     The indentures provide that any one or more of the following described events with respect to a series of debt securities that has occurred and is continuing constitutes an "event of default" with respect to that series of debt securities:

     - failure for 60 days to pay any interest or any sinking fund payment on the series of debt securities when due, (subject to the deferral of any due date in the case of an extension period);

     - failure to pay any principal or premium, if any, on the series of the debt securities when due whether at maturity, upon redemption, by declaration or otherwise;

     - failure to observe or perform in any material respect certain other covenants contained in the indenture for 90 days after written notice has been given to Adelphia from the trustee or the holders of at least 25% in principal amount of the series of outstanding debt securities;

     - default resulting in acceleration of other indebtedness of Adelphia for borrowed money where the aggregate principal amount so accelerated exceeds $25 million and the acceleration is not rescinded or annulled within 30 days after the written notice thereof to Adelphia by the trustee or to Adelphia and the trustee by the holders of 25% in aggregate principal amount of the debt securities of the series then outstanding, provided that the event of default will be remedied, cured or waived if the default that resulted in the acceleration of such other indebtedness is remedied, cured or waived; or

     - certain events in bankruptcy, insolvency or reorganization of Adelphia.

     The holders of a majority in outstanding principal amount of the series of debt securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee of the series. The trustee or the holders of not less than 25% in aggregate outstanding principal amount of the series may declare the principal due and payable immediately upon an event of default. The holders of a majority in aggregate outstanding principal amount of the series may annul the declaration and waive the default if the default (other than the non-payment of the principal of the series which has become due solely by the acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the trustee of the series.

     The holders of a majority in outstanding principal amount of a series of debt securities affected thereby may, on behalf of the holders of all the holders of the series of debt securities, waive any past default, except a default in the payment of principal or interest, unless the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the trustee of the series, or a default in respect of a covenant or provision which under the related indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of the series. Adelphia is required to file annually with the trustees a certificate as to whether or not Adelphia is in compliance with all the conditions and covenants applicable to it under the indentures.

     In case an event of default shall occur and be continuing as to a series of debt securities, the trustee of the series will have the right to declare the principal of and the interest on the debt securities, and any other amounts payable under the indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to the debt securities.

     No holder of any debt securities will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless the holder shall have previously given to the trustee written notice of a continuing event of default and unless also the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series shall have made written request and offered reasonably indemnity to the trustee of the series to institute the proceeding as a trustee, and unless the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the class a direction inconsistent with the request and shall have failed to institute the proceeding within 60 days. However, these limitations do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal or interest on the debt security on or after the respective due dates expressed in the debt security.

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     Unless otherwise indicated in the applicable prospectus supplement, the indentures provide that Adelphia will not consolidate with or merge into any other person or entity or sell, assign, convey, transfer or lease its properties and assets substantially as an entirety to any person or entity unless:

     - either Adelphia is the continuing corporation, or any successor or purchaser is a corporation, partnership, or trust or other entity organized under the laws of the United States of America, any State thereof or the District of Columbia, and the successor or purchaser expressly assumes Adelphia's obligations on the debt securities under a supplemental indenture; and

     - immediately before and after giving effect thereto, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing.

     Unless otherwise indicated in the applicable prospectus supplement, the general provisions of the indentures do not afford holders of the debt securities protection in the event of a highly leveraged or other transaction involving Adelphia that may adversely affect holders of the debt securities.

SATISFACTION AND DISCHARGE; DEFEASANCE

     The indentures provide that when, among other things, all debt securities not previously delivered to the trustee for cancellation:

     - have become due and payable, or

     - will become due and payable at their stated maturity within one year,

and Adelphia deposits or causes to be deposited with the trustee, as trust funds in trust for the purpose, an amount in the currency or currencies in which the debt securities are payable sufficient to pay and discharge the entire indebtedness on the debt securities not previously delivered to the trustee for cancellation, for the principal, and premium, if any, and interest to the date of the deposit or to the stated maturity, as the case may be, then the indenture will cease to be of further effect (except as to Adelphia's obligations to pay all other sums due pursuant to the indenture and to provide the officers' certificates and opinions of counsel described therein), and Adelphia will be deemed to have satisfied and discharged the indenture.

     The indentures provide that Adelphia may elect either:

     - to terminate, and be deemed to have satisfied, all its obligations with respect to any series of debt securities, except for the obligations to register the transfer or exchange of such debt securities, to replace mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities and to compensate and indemnify the trustee ("defeasance"); or

     - to be released from its obligations with respect to certain covenants ("covenant defeasance"), upon the deposit with the trustee, in trust for such purpose, of money and/or U.S. Government Obligations, as defined in the indenture, which through the payment of principal and interest in accordance with the term used will provide money, in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of, interest on and any other amounts payable in respect of the outstanding debt securities of the series.

     Such a trust may be established only if, among other things, Adelphia has delivered to the trustee an opinion of counsel (as specified in the indenture) with regard to certain matters, including an opinion to the effect that the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and defeasance or covenant defeasance, as the case may be, had not occurred.

REDEMPTION

     Unless otherwise indicated in the applicable prospectus supplement, debt securities will not be subject to any sinking fund requirements.

     Unless otherwise indicated in the applicable prospectus supplement, Adelphia may, at its option, redeem the debt securities of any series in whole at any time or in part from time to time, at the redemption price set forth in the applicable prospectus supplement plus accrued and unpaid interest to the date fixed for redemption, and debt securities in denominations larger than $1,000 may be redeemed in part but only in integral multiples of $1,000. If the debt securities of any series are so redeemable only on or after a specified date or upon the satisfaction of additional conditions, the applicable prospectus supplement will specify the date or describe the conditions.

     Adelphia will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of debt securities to be redeemed at the holder's registered address. Unless Adelphia defaults in the payment of the redemption price, on and after the redemption date interest shall cease to accrue on the debt securities or portions thereof called for redemption.

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

CONVERSION OR EXCHANGE

     If and to the extent indicated in the applicable prospectus supplement, the debt securities of any series may be convertible or exchangeable into other securities. The specific terms on which debt securities of any series may be so converted or exchanged will be set forth in the applicable prospectus supplement. These terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of Adelphia, in which case the number of shares of other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the applicable prospectus supplement.

CERTAIN COVENANTS

     The indentures contain certain covenants regarding, among other matters, corporate existence, payment of taxes and reports to holders of debt securities. If and to the extent indicated in the applicable prospectus supplement, these covenants may be removed or additional covenants added with respect to any series of debt securities.

GOVERNING LAW

     The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

INFORMATION CONCERNING THE TRUSTEES

     Each trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, each trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of the debt securities, unless offered reasonable indemnity by the holder against the costs, expenses and liabilities which might be incurred thereby. Each trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of Adelphia and certain provisions of Adelphia's Certificate of Incorporation and Bylaws as of July 20, 2001 is a summary and is qualified in its entirety by Adelphia's Certificate of Incorporation and Bylaws, which documents are exhibits to the registration statement covering this prospectus.

     Adelphia's authorized capital stock consists of 1,200,000,000 shares of Class A common stock, 300,000,000 shares of Class B common stock, and 50,000,000 shares of preferred stock.

COMMON STOCK

     Dividends. Holders of Class A common stock and Class B common stock are entitled to receive such dividends as may be declared by Adelphia's Board of Directors out of funds legally available for this purpose, but only after payment of dividends required to be paid on outstanding shares of any other class or series of stock having preference over common stock as to dividends. No dividend may be declared or paid in cash or property on either class of common stock, however, unless simultaneously a dividend is paid on the other class of common stock as follows. In the event a cash dividend is paid, the holders of Class A common stock will be paid a cash dividend per share equal to 105% of the amount payable per share of Class B common stock. In the event of a property dividend, holders of each class of common stock are entitled to receive the same value per share of common stock outstanding. In the case of any stock dividend, holders of Class A common stock are entitled to receive the same percentage dividend (payable in Class A common stock) as the holders of Class B common stock receive (payable in Class B common stock).

     Voting Rights. Holders of Class A common stock and Class B common stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Class A common stock entitled to one vote and each share of Class B common stock entitled to ten votes, except:

     - for the election of directors, and

     - as otherwise provided by law.

     In the annual election of directors, the holders of Class A common stock, voting as a separate class, are entitled to elect one of Adelphia's directors. The holders of Class A common stock and Class B common stock, voting as a single class with each share of Class A common stock entitled to one vote and each share of Class B common stock entitled to ten votes, are entitled to elect the remaining directors. Consequently, holders of Class B common stock have sufficient voting power to elect the remaining eight members of the current nine-member board of directors. Holders of Class A common stock and Class B common stock are not entitled to cumulate votes in the election of directors. Under Delaware law and Adelphia's Certificate of Incorporation, as amended, the affirmative vote of a majority of the outstanding shares of Class A common stock is required to approve, among other matters, a change in the powers, preferences or special rights of the shares of Class A common stock so as to affect them adversely, but is not required to approve an increase or decrease in the number of authorized shares of Class A common stock.

     Liquidation Rights. Upon liquidation, dissolution or winding up of Adelphia, any distributions to holders of any class of common stock would only be made after payment in full of creditors and provision for the preference of any other class or series of stock having a preference over the common stock upon liquidation, dissolution or winding up that may then be outstanding. Thereafter, the holders of Class A common stock are entitled to a preference of $1.00 per share. After this amount is paid, holders of the Class B common stock are entitled to receive $1.00 per share. Any remaining amount would then be shared ratably by both classes.

     Other Provisions. Each share of Class B common stock is convertible at the option of its holder into one share of Class A common stock at any time. The holders of Class A common stock and Class B common stock are not entitled to preemptive or subscription rights. Neither the Class A common stock nor the Class B common stock may be subdivided, consolidated, reclassified or otherwise changed unless concurrently the other class of common stock is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

PREFERRED STOCK

     The 50,000,000 shares of authorized preferred stock may be issued with such designations, powers, preferences and other rights and qualifications, limitations and restrictions thereof as Adelphia's board of directors may authorize without further action by Adelphia's stockholders, including but not limited to:

     - the distinctive designation of each series and the number of shares that will constitute the series;

     - the voting rights, if any, of shares of the series;

     - the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative and the dates on which dividends are payable;

     - the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

     - the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series;

     - any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of Adelphia or the distribution of its assets;

     - the prices or rates of conversion at which, and the terms and conditions on which, the shares of such series may be converted into other securities, if such shares are convertible. Adelphia has designated and has outstanding two classes of preferred stock -- 13% Series B Cumulative Redeemable Exchangeable preferred stock and 5 1/2% Series D Convertible preferred stock. For ease of reference, we refer to the 13% Series B Cumulative Redeemable Exchangeable preferred stock as the Exchangeable preferred stock and to the 5 1/2% Series D Convertible preferred stock as the 5 1/2% Convertible preferred stock; and

     - In connection with the foregoing designations, the maximum number of shares authorized of Exchangeable preferred stock and 5 1/2% Convertible preferred stock is 1,500,000 shares and 2,875,000 shares, respectively. The Exchangeable preferred stock and 5 1/2% Convertible preferred stock rank senior to the common stock of Adelphia with respect to dividends and liquidation. The Exchangeable preferred stock and 5 1/2% Convertible preferred stock rank equal in right of payment as to dividends and upon liquidation, dissolution or winding-up of Adelphia.

     Exchangeable Preferred Stock. The shares of Exchangeable preferred stock are redeemable at the option of Adelphia, on or after July 15, 2002. Adelphia is required, subject to certain conditions, to redeem all of the Exchangeable preferred stock outstanding on July 15, 2009, at a redemption price equal to 100% of the liquidation preference thereof, plus accumulated and unpaid dividends to the date of redemption. Dividends on the Exchangeable preferred stock accrue at a rate of 13% of the liquidation preference per annum and are payable semiannually. The Exchangeable preferred stock is not entitled to vote in the election of directors of Adelphia or upon any other matter, except as provided by law, unless a Voting Rights Triggering Event, as defined in the related Certificate of Designation, occurs with respect to the Exchangeable preferred stock. If this occurs, the board of directors will be expanded by two seats, the directors for which shall then be elected by the holders of the Exchangeable preferred stock.

     5 1/2% Convertible Preferred Stock. The 5 1/2% Convertible preferred stock accrues cumulative dividends at the rate of 5 1/2% per annum, or $11.00 per share of the 5 1/2% Convertible preferred stock per annum. The 5 1/2% Convertible preferred stock has a liquidation preference of $200 per share. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of Adelphia, the holders of the 5 1/2% Convertible preferred stock are entitled to receive the liquidation preference for the 5 1/2% Convertible preferred stock, plus any accrued but unpaid dividends thereon, and no more. Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of the property or assets of Adelphia nor the consolidation or merger of Adelphia with or into one or more corporations will be deemed to be a voluntary or involuntary liquidation, dissolution or winding-up of Adelphia, unless the sale, conveyance, exchange or transfer shall be in connection with a liquidation, dissolution or winding-up of the business of Adelphia.

     Each share of 5 1/2% Convertible preferred stock is convertible based upon its stated liquidation preference into shares of Class A common stock of Adelphia at any time at the election of the holder of it at a conversion price of $81.45 per share of Adelphia Class A common stock, or approximately 2.45549 shares of Class A common stock per share of 5 1/2% Convertible preferred stock. The conversion price is subject to adjustment in certain circumstances, such as if Adelphia pays a dividend in shares of Class A common stock or subdivides, combines or reclassifies the shares of Class A common stock or distributes rights to purchase common stock or makes certain other distributions to holders of Class A common stock. The 5 1/2% Convertible preferred stock is not entitled to vote in the election of directors of Adelphia or upon any other matter, except as provided by law, unless dividends are in arrears in an amount equal to at least six quarters. If this occurs, the board of directors will be expanded by two seats, the directors for which shall then be elected by the holders of the 5 1/2% Convertible preferred stock and serve until the arrearage is eliminated. The 5 1/2% Convertible preferred stock is not subject to mandatory redemption.

     The 5 1/2% Convertible preferred stock may be redeemed at the option of Adelphia, in whole or in part, at any time on or after May 1, 2002, at the option of Adelphia in shares of Class A common stock at a redemption price of $206 per share plus accrued and unpaid dividends, if any, to the redemption date, or for cash at a redemption price of $200 per share plus accrued and unpaid dividends.

     The rights of holders of shares of common stock as described above will be subject to, and may be adversely affected by, the rights of holders of any additional classes of preferred stock that may be designated and issued in the future.

     We will describe the particular terms and conditions of a series of preferred stock offered by a prospectus supplement in the prospectus supplement relating to such series of preferred stock. The applicable prospectus supplement or prospectus supplements will describe the following terms of each series of preferred stock being offered:

     - its title;

     - the number of shares offered, any liquidation preference per share and the purchase price;

     - any applicable dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation;

     - if dividends apply whether they shall be cumulative or non-cumulative and, if cumulative, the date from which dividends shall accumulate;

     - any procedures for any auction and remarketing;

     - any provisions for a sinking fund;

     - any provisions for redemption;

     - any listing of such preferred stock on any securities exchange or market;

     - the terms and conditions, if applicable, upon which it will be convertible into common stock or another series of preferred stock of Adelphia, including the conversion price (or manner of calculation thereof) and conversion period;

     - the terms and conditions, if applicable, upon which it will be exchangeable into debt securities of Adelphia, including the exchange price (or manner of calculation thereof) and exchange period;

     - any voting rights;

     - a discussion of any applicable material and/or special United States federal income tax considerations;

     - whether interests in that series of preferred stock will be represented by depositary shares;

     - its relative ranking and preferences as to any dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Adelphia;

     - any limitations on the future issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Adelphia; and

     - any other specific terms, preferences, rights, limitations or restrictions.

TRANSFER AGENT

     The Transfer Agent and Registrar for the Class A common stock, the Exchangeable preferred stock and the 5 1/2% Convertible preferred stock is American Stock Transfer & Trust Company. The Transfer Agent and Registrar for the Class B common stock is Adelphia.

                            DESCRIPTION OF WARRANTS

     Adelphia may issue warrants to purchase its debt securities, as well as warrants to purchase its preferred or common stock. Warrants may be issued independently or together with any securities and may be attached to or separate from those securities. The warrants will be issued under warrant agreements to be entered into between Adelphia and a bank or trust company, as warrant agent, all as will be set forth in the related prospectus supplement.

DEBT WARRANTS

     The following briefly summarizes the material terms of the debt warrant agreement, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the particular terms of any debt warrants that are offered by us and the applicable debt warrant agreement which will be described in more detail in a prospectus supplement. The prospectus supplement will also state whether any of the generalized provisions summarized below do not apply to the debt warrants being offered.

GENERAL

     Adelphia may issue warrants for the purchase of its debt securities. As explained below, each debt warrant will entitle its holder to purchase debt securities at an exercise price set forth in, or to be determinable as set forth in, the related prospectus supplement. Debt warrants may be issued separately or together with debt securities.

     The debt warrants are to be issued under debt warrant agreements to be entered into between Adelphia and one or more banks or trust companies, as debt warrant agent, all as will be set forth in the prospectus supplement relating to the debt warrants being offered by the prospectus supplement. A form of debt warrant agreement, including a form of debt warrant certificate representing the debt warrants, will be filed as an exhibit to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information" below for information on how to obtain a copy of the form of debt warrant agreement.

  Terms of the Debt Warrants to be Described in the Prospectus Supplement

     The particular terms of each issue of debt warrants, the debt warrant agreement relating to the debt warrants and the debt warrant certificates representing debt warrants will be described in the applicable prospectus supplement. This description will include:

     - the initial offering price;

     - the currency or currency unit in which the price for the debt warrants is payable;

     - the title, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants;

     - the title and terms of any related debt securities with which the debt warrants are issued and the number of the debt warrants issued with each debt security;

     - the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

     - the principal amount of debt securities purchasable upon exercise of each debt warrant and the price at which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

     - the date on which the right to exercise the debt warrants will commence and the date on which this right will expire;

     - if applicable, a discussion of United States federal income tax, accounting or other considerations applicable to the debt warrants;

     - whether the debt warrants represented by the debt warrant certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered; and

     - any other terms of the debt warrants.

     Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations and, if in registered form, may be presented for registration of transfer and debt warrants may be exercised at the corporate trust office of the debt warrant agent or any other office indicated in the related prospectus supplement. Before the exercise of debt warrants, holders of debt warrants will not be entitled to payments of principal, premium, if any, or interest, if any, on the debt securities purchasable upon exercise of the debt warrants, or to enforce any of the covenants in the indenture.

EXERCISE OF DEBT WARRANTS

     Unless otherwise provided in the related prospectus supplement, each debt warrant will entitle the holder of debt warrants to purchase for cash the principal amount of debt securities at the exercise price that will in each case be set forth in, or be determinable as set forth in, the related prospectus supplement. Debt warrants may be exercised at any time up to the close of business on the expiration date specified in the prospectus supplement relating to the debt warrants. After the close of business on the expiration date or any later date to which the expiration date may be extended by us, unexercised debt warrants will become void.

     Debt warrants may be exercised as set forth in the prospectus supplement relating to the debt warrants. Upon receipt of payment and the debt warrant certificate properly completed and duly executed at the corporate trust office of the debt warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities purchasable upon exercise of the debt warrants to the person entitled to them. If fewer than all of the debt warrants represented by the debt warrant certificate are exercised, a new debt warrant certificate will be issued for the remaining amount of debt warrants.

     If you hold your interest in a debt warrant indirectly, you should check with the institution through which you hold your interest in the debt warrant to determine how these provisions will apply to you.

Modifications

     The debt warrant agreement may be amended by Adelphia and the debt warrant agent, without the consent of the holder of any debt warrant certificate, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained in the debt warrant agreement, or making any provisions in regard to matters or questions arising under the debt warrant agreement that Adelphia may deem necessary or desirable; provided that the amendment may not adversely affect the interest of the holders of debt warrant certificates in any material respect. Adelphia and the debt warrant agent also may modify or amend the debt warrant agreement and the terms of the debt warrants, with the consent of the owners of not less than a majority in number of the then outstanding unexercised debt warrants affected. However, modifications or amendments that result in any of the following changes may be made only with the consent of the owners affected by the modification or amendment:

     - an increase in the exercise price of the debt warrants;

     - a shortening of the period of time during which the debt warrants may be exercised;

     - any material and adverse change that affects the exercise rights of the owners of the debt warrants; or

     - a reduction in the number of debt warrants whose owners must consent to the modification or amendment of the debt warrant agreement or the terms of the debt warrants.

MERGER, CONSOLIDATION, SALE OR OTHER DISPOSITIONS

     Under the debt warrant agreement, Adelphia may, to the extent permitted in the indenture, consolidate with, or sell or convey all or substantially all of its assets to, or merge with or into, any other corporation. If at any time there is a merger, consolidation, sale, transfer, conveyance or other disposition of substantially all of the assets of Adelphia, the successor or assuming corporation will succeed to and be substituted for Adelphia, with the same effect as if it had been named in the debt warrant agreement and in the debt warrants as Adelphia. Adelphia will then be relieved of any further obligation under the debt warrant agreement or under the debt warrants.

ENFORCEABILITY OF RIGHTS, GOVERNING LAW

     The debt warrant agent will act solely as the agent of Adelphia in connection with the issuance and exercise of debt warrants and will not assume any obligation or relationship of agency or trust for or with any holder of a debt warrant certificate or any owner of a beneficial interest in debt warrants. The holders of debt warrant certificates, without the consent of the debt warrant agent, the trustee, the holder of any debt securities issued upon exercise of debt warrants or the holder of any other debt warrant certificates, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against Adelphia suitable to enforce, or otherwise in respect of, their rights to exercise debt warrants evidenced by their debt warrant certificates. Except as may otherwise be provided in the related prospectus supplement, each issue of debt warrants and the applicable debt warrant agreement will be governed by the laws of the State of New York.

EQUITY WARRANTS

     The following briefly summarizes the material terms and provisions of the equity warrants, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the particular terms of the equity warrants that are offered by Adelphia, which will be described in more detail in a prospectus supplement. The prospectus supplement will also state whether any of the general provisions summarized below do not apply to the equity warrants being offered.

GENERAL

     Adelphia may issue warrants for the purchase of its equity securities such as its preferred stock or common stock. As explained below, each equity warrant will entitle its holder to purchase equity securities at an exercise price set forth in, or to be determinable as set forth in, the related prospectus supplement. Equity warrants may be issued separately or together with equity securities.

     The equity warrants are to be issued under equity warrant agreements to be entered into between Adelphia and one or more banks or trust companies, as equity warrant agent, all as will be set forth in the prospectus supplement relating to the equity warrants being offered by the prospectus supplement. A form of equity warrant agreement, including a form of equity warrant certificate representing the equity warrants, will be filed as an exhibit to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information" below for information on how to obtain a copy of the form of equity warrant agreement.

  Terms of the Equity Warrants to be Described in the Prospectus Supplement

     The particular terms of each issue of equity warrants, the equity warrant agreement relating to the equity warrants and the equity warrant certificates representing equity warrants will be described in the applicable prospectus supplement. This description will include:

     - the title of the equity warrants;

     - the securities for which the equity warrants are exercisable;

     - the price or prices at which the equity warrants will be issued;

     - if applicable, the designation and terms of the preferred stock or common stock with which the equity warrants are issued, and the number of equity warrants issued with each share of preferred stock or common stock;

     - if applicable, the date on and after which the equity warrants and the related preferred stock or common stock will be separately transferable;

     - if applicable, a discussion of any material federal income tax considerations; and

     - any other terms of the equity warrants, including terms, procedures and limitations relating to the exchange and exercise of the equity warrants.

     Holders of equity warrants will not be entitled, solely by virtue of being holders, to vote, to consent, to receive dividends, to receive notice as shareholders with respect to any meeting of shareholders for the election of directors or any other matter, or to exercise any rights whatsoever as shareholders of Adelphia.

     The exercise price payable and the number of shares of common stock or preferred stock purchasable upon the exercise of each equity warrant will be subject to adjustment if Adelphia issues a stock dividend to holders of common stock or preferred stock, or if Adelphia declares a stock split, reverse stock split, combination, subdivision or reclassification of common stock or preferred stock. Instead of adjusting the number of shares of common stock or preferred stock purchasable upon exercise of each equity warrant, Adelphia may elect to adjust the number of equity warrants. No adjustments in the number of shares purchasable upon exercise of the equity warrants will be required until cumulative adjustments require an adjustment of at least 1% of those shares. Adelphia may, at its option, reduce the exercise price at any time. Adelphia will not issue fractional shares upon exercise of equity warrants, but Adelphia will pay the cash value of any fractional shares otherwise issuable.

     Notwithstanding the previous paragraph, if there is a consolidation, merger, or sale or conveyance of substantially all of the property of Adelphia, the holder of each outstanding equity warrant will have the right to the kind and amount of shares of stock and other securities and property, including cash, receivable by a holder of the number of shares of common stock or preferred stock into which that equity warrant was exercisable immediately prior to the consolidation, merger, sale or conveyance.

  Exercise of Equity Warrants

     Unless otherwise provided in the related prospectus supplement, each equity warrant will entitle the holder of equity warrants to purchase for cash the principal amount of equity securities at the exercise price that will in each case be set forth in, or be determinable as set forth in, the related prospectus supplement. Equity warrants may be exercised at any time up to the close of business on the expiration date specified in the prospectus supplement relating to the equity warrants. After the close of business on the expiration date or any later date to which the expiration date may be extended by Adelphia, unexercised equity warrants will become void.

     Equity warrants may be exercised as set forth in the prospectus supplement relating to the equity warrants. Upon receipt of payment and the equity warrant certificate properly completed and duly executed at the corporate trust office of the equity warrant agent or any other office indicated in the prospectus supplement, Adelphia will, as soon as practicable, forward the equity securities purchasable upon exercise of the equity warrants to the person entitled to them. If fewer than all of the equity warrants represented by the equity warrant certificate are exercised, a new equity warrant certificate will be issued for the remaining amount of equity warrants.

     If you hold your interest in an equity warrant indirectly, you should check with the institution through which you hold your interest in the equity warrant to determine how these provisions will apply to you.

  Modifications

     The equity warrant agreement may be amended by Adelphia and the equity warrant agent, without the consent of the holder of any equity warrant certificate, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained in the equity warrant agreement, or making any provisions in regard to matters or questions arising under the equity warrant agreement that Adelphia may deem necessary or desirable; provided that the amendment may not adversely affect the interest of the holders of equity warrant certificates in any material respect. Adelphia and the equity warrant agent also may modify or amend the equity warrant agreement and the terms of the equity warrants, with the consent of the owners of not less than a majority in number of the then outstanding unexercised equity warrants affected. However, modifications or amendments that result in any of the following changes may be made only with the consent of the owners affected by the modification or amendment:

     - an increase in the exercise price of the equity warrants;

     - A shortening of the period of time during which the equity warrants may be exercised;

     - Any material and adverse change that affects the exercise rights of the owners of the equity warrants; or

     - A reduction in the number of equity warrants whose owners must consent to the modification or amendment of the equity warrant agreement or the terms of the equity warrants.

  Merger, Consolidation, Sale or Other Dispositions

     Under the equity warrant agreement, Adelphia may, to the extent permitted in the indenture, consolidate with, or sell or convey all or substantially all of its assets to, or merge with or into, any other corporation. If at any time there is a merger, consolidation, sale, transfer, conveyance or other disposition of substantially all of the assets of Adelphia, the successor or assuming corporation will succeed to and be substituted for Adelphia, with the same effect as if it had been named in the equity warrant agreement and in the equity warrants as Adelphia. Adelphia will then be relieved of any further obligation under the equity warrant agreement or under the equity warrants.

  Enforceability of Rights, Governing Law

     The equity warrant agent will act solely as the agent of Adelphia in connection with the issuance and exercise of equity warrants and will not assume any obligation or relationship of agency or trust for or with any holder of an equity warrant certificate or any owner of a beneficial interest in equity warrants. The holders of equity warrant certificates, without the consent of the equity warrant agent, the holder of any equity securities issued upon exercise of equity warrants or the holder of any other equity warrant certificates, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against Adelphia suitable to enforce, or otherwise in respect of, their rights to exercise equity warrants evidenced by their equity warrant certificates. Except as may otherwise be provided in the related prospectus supplement, each issue of equity warrants and the applicable equity warrant agreement will be governed by the laws of the State of New York.

                        DESCRIPTION OF DEPOSITARY SHARES

     The following briefly summarizes the material provisions of the deposit agreement and of the depositary shares and depositary receipts, other than pricing and related terms disclosed in the applicable prospectus supplement. You should read the particular terms of any depositary shares and any depositary receipts that are offered by us and any deposit agreement relating to a particular series of preferred stock which will be described in more detail in a prospectus supplement. The prospectus supplement will also state whether any of the generalized provisions summarized below do not apply to the depositary shares or depositary receipts being offered. A form of deposit agreement, including the form of depositary receipt, will be filed as an exhibit to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information" below for information on how to obtain a copy of the form of deposit agreement.

GENERAL

     Adelphia may, at its option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If it decides to do so, Adelphia will issue receipts for depositary shares, each of which will represent a fraction of a share of a particular series of preferred stock. The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between Adelphia and a bank or trust company selected by Adelphia having its principal office in the United States and having a combined capital and surplus of at least $50,000,000, as preferred stock depositary. Each owner of a depositary share will be entitled to all the rights and preferences of the underlying preferred stock, including dividend, voting, redemption, conversion and liquidation rights, in proportion to the applicable fraction of a share of preferred stock represented by the depositary share.

     The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the applicable prospectus supplement.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the deposited preferred stock to the record holders of depositary shares relating to the underlying preferred stock in proportion to the number of the depositary shares owned by the holders. The preferred stock depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to these distributions. If the preferred stock depositary determines that it is not feasible to make a distribution, it may, with the approval of Adelphia, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares.

REDEMPTION OF PREFERRED STOCK

     If Adelphia is to redeem a series of preferred stock represented by depositary shares, the depositary shares will be redeemed from the proceeds received by the preferred stock depositary resulting from the redemption, in whole or in part, of the applicable series of preferred stock. The depositary shares will be redeemed by the preferred stock depositary at a price per depositary share equal to the applicable fraction of the redemption price per share payable in respect of the shares of preferred stock so redeemed.

     Whenever Adelphia redeems shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same date the number of depositary shares representing shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the preferred stock depositary by lot or ratably or by any other equitable method as the preferred stock depositary decides.

WITHDRAWAL OF PREFERRED STOCK

     Unless the related depositary shares have previously been called for redemption, any holder of depositary shares may receive the number of whole shares of the related series of preferred stock and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the preferred stock depositary. Holders of depositary shares making these withdrawals will be entitled to receive whole shares of preferred stock on the basis set forth in the related prospectus supplement for that series of preferred stock.

     However, holders of whole shares of preferred stock will not be entitled to deposit that preferred stock under the deposit agreement or to receive depositary receipts for that preferred stock after withdrawal. If the depositary shares surrendered by the holder in connection with withdrawal exceed the number of depositary shares that represent the number of whole shares of preferred stock to be withdrawn, the preferred stock depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

VOTING DEPOSITED PREFERRED STOCK

     When the preferred stock depositary receives notice of any meeting at which the holders of any series of deposited preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in the notice to the record holders of the depositary shares relating to the applicable series of preferred stock. Each record holder of the depositary shares on the record date will be entitled to instruct the preferred stock depositary to vote the amount of the preferred stock represented by the holder's depositary shares. To the extent possible, the preferred stock depositary will vote the amount of the series of preferred stock represented by depositary shares in accordance with the instructions it receives.

     Adelphia will agree to take all reasonable actions that the preferred stock depositary determines are necessary to enable the preferred stock depositary to vote as instructed. The preferred stock depositary will vote all shares of any series of preferred stock held by it proportionately with instructions received if it does not receive specific instructions from the holders of depositary shares representing that series of preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between Adelphia and the preferred stock depositary. However, any amendment that imposes additional charges or materially and adversely alters the existing rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the affected depositary shares then outstanding. Holders who retain their depositary receipts after the amendment becomes effective will be deemed to agree to the amendment and will be bound by the amended deposit agreement. The deposit agreement automatically terminates if:

      - all outstanding depositary shares have been redeemed;

      - each share of preferred stock has been converted into or exchanged for common stock; or

      - a final distribution in respect of the preferred stock has been made to the holders of depositary shares in connection with any liquidation, dissolution or winding up of Adelphia.

     Adelphia may terminate the deposit agreement at any time and the preferred stock depositary will give notice of that termination to the record holders of all outstanding depositary receipts not less than 30 days prior to the termination date. In that event, the preferred stock depositary will deliver or make available for delivery to holders of depositary shares, upon surrender of the depositary shares, the number of whole or fractional shares of the related series of preferred stock as are represented by those depositary shares.

CHARGES OF PREFERRED STOCK DEPOSITARY; TAXES AND OTHER GOVERNMENTAL CHARGES

     No fees, charges and expenses of the preferred stock depositary or any agent of the preferred stock depositary or of any registrar will be payable by any person other than Adelphia, except for any taxes and other governmental charges and except as provided in the deposit agreement. If the preferred stock depositary incurs fees, charges or expenses for which it is not otherwise liable at the election of a holder of a depositary receipt or other person, that holder or other person will be liable for those fees, charges and expenses.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The preferred stock depositary may resign at any time by delivering to Adelphia notice of its intent to do so, and Adelphia may at any time remove the preferred stock depositary. Any resignation or removal will take effect upon the appointment of a successor preferred stock depositary and its acceptance of the appointment. A successor preferred stock depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The preferred stock depositary will forward all reports and communications from Adelphia which are delivered to the preferred stock depositary and which Adelphia is required to furnish to the holders of the deposited preferred stock.

     Neither the preferred stock depositary nor Adelphia will be liable if it is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. The obligations of Adelphia and the preferred stock depositary under the deposit agreement will be limited to performance with honest intentions of their duties under the agreement and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares, depositary receipts or shares of preferred stock unless satisfactory indemnity is furnished. Adelphia and the preferred stock depositary may rely upon written advice of counsel or accountants, or upon information provided by holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

                           DESCRIPTION OF GUARANTEES

     From time to time, Adelphia may guarantee debt securities issued by any of its subsidiaries. The following briefly summarizes the material terms of the guarantees. You should read the particular terms of any guarantees that are offered by us and the applicable guarantee agreement which will be described in more detail in a prospectus supplement. The prospectus supplement will also state whether any of the generalized provisions summarized below do not apply to the guarantees being offered. Each guarantee will be qualified as an indenture under the Trust Indenture Act of 1939. We will name the trustee who will act as indenture trustee under each guarantee for purposes of the Trust Indenture Act in the prospectus supplement relating to such guaranteed debt securities. The terms of each guarantee will be those set forth in the applicable guarantee agreement and those made part of the guarantee agreement by the Trust Indenture Act. Because the following is only a summary of the guarantees, it does not contain all information that you may find useful. For further information about the guarantees, you should read the relevant guarantee agreement. Forms of the guarantee agreement are included as exhibits to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information" below for information on how to obtain copies of the forms of the guarantee agreement. Each guarantee will be held by the guarantee trustee for the benefit of the holders of the guaranteed debt securities.

THE GUARANTEES

     Under each guarantee, we will irrevocably and unconditionally agree to pay in full, to the extent not paid by or on behalf of our issuing subsidiary, to the holders of the guaranteed debt securities, the payment of principal of, and any premium, if any, and interest, if any, and sinking fund payments, if any, on, the guaranteed debt securities when due, whether at maturity, by acceleration or redemption or otherwise. Under the terms of the full and unconditional guarantee, holders of the guaranteed debt securities will not be required to exercise their remedies against the issuer of the debt securities before they proceed directly against Adelphia. We may satisfy our obligation to make a guarantee payment by paying the required amounts directly to the holders of the guaranteed debt securities, or by causing the applicable subsidiary to pay them to the holders. The guarantees will be a general unsecured obligation of Adelphia and will be either (1) subordinated in right of payment to all of Adelphia's senior indebtedness or (2) ranked equally in right of payment with all of Adelphia's senior indebtedness, which ranking will be set forth in the applicable prospectus supplement.

AMENDMENTS, ASSIGNMENT AND SUCCESSION

     We and the guarantee trustee may not amend the guarantee agreement in a way that will adversely affect in any material respect the rights of the holders of the guaranteed securities without the consent of a majority of the outstanding guaranteed debt securities. The manner of obtaining any such approval of holders of such guaranteed debt securities will be set forth in an accompanying prospectus supplement.

     We may not assign our obligations under the guarantee agreement except in connection with a merger, consolidation or sale and pursuant to which the successor or assignee agrees in writing to perform our obligations under the guarantee agreement. Each of the guarantees will bind our successors, assigns, receivers, trustees and representatives and will inure to the benefit of the holders of the outstanding guaranteed debt securities.

EVENTS OF DEFAULT

     An event of default under the guarantee agreement will occur if we fail to
(1) make any guarantee payment when obligated to do so, or (2) perform any other obligation and the default remains unremedied for 30 days. The holders of a majority of the outstanding guaranteed debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the guarantee agreement.

     We, as guarantor, will be obligated to file annually with the guarantee trustee a certificate as to our compliance with all the conditions and covenants applicable to us under the guarantee.

THE GUARANTEE TRUSTEE

     The guarantee trustee will undertake to perform only those duties that are specifically set forth in the guarantee agreement, except that, after a default by us under the guarantee, it must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee agreement at the request of any holder of guaranteed debt securities unless it is offered reasonable indemnity against the cost, expenses and liabilities that it might incur as a result.

TERMINATION OF THE GUARANTEES

     Each guarantee will terminate as to the guaranteed debt securities issued by the applicable subsidiary upon full payment of the aggregate principal amount of, plus all accrued and unpaid premiums, interest and sinking fund payments, if any, on, all the applicable guaranteed debt securities. Until that time, the guarantee will remain in full force and effect. In addition, the guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the guaranteed debt securities must restore payment of any sums paid to it under the applicable debt securities or guarantee.

                              PLAN OF DISTRIBUTION

     Any of the securities being offered under this prospectus may be sold in any one or more of the following ways from time to time:

     - through agents;

     - to or through underwriters;

     - through dealers; and

     - directly by Adelphia to purchasers.

     The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Securities may also be offered or sold through depository receipts issued by a depository institution.

     Offers to purchase securities may be solicited by agents designated by Adelphia from time to time. Any agent involved in the offer or sale of the securities under this prospectus will be named, and any commissions payable by Adelphia to these agents will be set forth, in a related prospectus supplement. Unless otherwise indicated in a prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

     If securities are sold by means of an underwritten offering, Adelphia will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in a related prospectus supplement. That prospectus supplement and this prospectus will be used by the underwriters to make resales of the securities. If underwriters are used in the sale of any securities in connection with this prospectus, those securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters and Adelphia at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are used in the sale of securities, unless otherwise indicated in a related prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to some conditions precedent and that the underwriters with respect to a sale of these securities will be obligated to purchase all such Securities if any are purchased.

     Adelphia may grant to the underwriters options to purchase additional securities, to cover over-allotments, if any, at the initial public offering price, with additional underwriting commissions or discounts, as may be set forth in a related prospectus supplement. If Adelphia grants any over-allotment option, the terms of that over-allotment option will be set forth in the prospectus supplement for these securities.

     If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, Adelphia will sell these securities to the dealer as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the prospectus supplement relating to those offers and sales.

     Offers to purchase securities may be solicited directly by Adelphia and those sales may be made by Adelphia directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of those securities. The terms of any sales of this type will be described in the prospectus supplement.

     Securities may also be offered and sold, if so indicated in the related prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment in connection with their terms, or otherwise, by one or more "remarketing firms," acting as principals for their own accounts or as agents for Adelphia. Any remarketing firm will be identified and the terms of its agreement, if any, with Adelphia and its compensation will be described in a related prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed by them.

     If so indicated in a related prospectus supplement, Adelphia may authorize agents and underwriters to solicit offers by certain institutions to purchase securities from Adelphia at the public offering price set forth in a related prospectus supplement as part of delayed delivery contracts providing for payment and delivery on the date or dates stated in a related prospectus supplement. Such delayed delivery contracts will be subject to only those conditions set forth in a related prospectus supplement. A commission indicated in a related prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by Adelphia.

     Agents, underwriters, dealers and remarketing firms may be entitled under relevant agreements with Adelphia to indemnification by Adelphia against some liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters, dealers and remarketing firms may be required to make in respect thereof.

     Each series of securities will be a new issue and, other than the Class A common stock, which is quoted on the Nasdaq National Market, will have no established trading market. Unless otherwise specified in a related prospectus supplement, Adelphia will not be obligated to list any series of securities on an exchange or otherwise. We cannot assure you that there will be any liquidity in the trading market for any of the securities.

     Agents, underwriters, dealers and remarketing firms may be customers of, engage in transactions with, or perform services for, Adelphia and its subsidiaries in the ordinary course of business.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, as well as proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices in Chicago, Illinois or New York, New York. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC.

     This prospectus is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, as amended. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. If we subsequently file updating or superseding information in a document that is incorporated by reference into this prospectus, the subsequent information will also become part of this prospectus and will supersede the earlier information.

     We are incorporating by reference the following documents that we have filed with the SEC:

     - our Annual Report on Form 10-K for the year ended December 31, 2000, as amended by our Form 10-K/A;

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

     - our Current Reports on Form 8-K for the events dated June 7, 2001, April 25, 2001, April 20, 2001, February 14, 2001, February 2, 2001, January
       23, 2001, January 18, 2001, January 8, 2001, January 3, 2001 and January 1, 2001, and exhibits 99.01 and 99.02 to our Current Report on Form 8-K for the event dated September 9, 1999 (as amended by our Form 8-K/A filed on January 2, 2001);

     - our definitive proxy statement dated July 5, 2001 with respect to the Annual Meeting of Stockholders to be held on August 7, 2001; and

     - the description of our Class A common stock contained in our registration statement filed with the SEC under Section 12 of the Exchange Act and subsequent amendments and reports filed to update such description.

     We are also incorporating by reference into this prospectus all of our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed.

     You may obtain a copy of any of our filings which are incorporated by reference, at no cost, by writing to or telephoning us at the following address:

                      Adelphia Communications Corporation
                             One North Main Street
                        Coudersport, Pennsylvania 16915
                         Attention: Investor Relations
                           Telephone: (814) 274-9830

     You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the first page of the prospectus. We are not making this offer of securities in any state or country in which the offer or sale is not permitted.

                                 LEGAL MATTERS

     Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania will pass upon the validity of the securities. Any required information regarding ownership of Adelphia's securities by lawyers of such firm will be contained in the applicable prospectus supplement. If the securities are underwritten, the applicable prospectus supplement will also set forth whether and to what extent, if any, a law firm for the underwriters will pass upon the validity of the securities.

                                    EXPERTS

     The financial statements and the related financial statement schedules incorporated in this prospectus by reference from Adelphia's Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Century Communications Corp. and subsidiaries as of May 31, 1999 and 1998 and for each of the three years in the period ended May 31, 1999, incorporated by reference in this prospectus from Adelphia's Current Report on Form 8-K filed September 9, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of FrontierVision Partners, L.P. and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three year period ended December 31, 1998, have been incorporated by reference herein from Adelphia's Current Report on Form 8-K filed September 9, 1999 (as amended on January 2, 2001), in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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                               40,000,000 SHARES

                      ADELPHIA COMMUNICATIONS CORPORATION
                              CLASS A COMMON STOCK

                   [ADELPHIA COMMUNICATIONS CORPORATION LOGO]

                                  ------------
                             PROSPECTUS SUPPLEMENT
                                JANUARY 15, 2002

                                  ------------

                              SALOMON SMITH BARNEY

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